COLE CREDIT PROPERTY TRUST III, INC.
 SUPPLEMENT NO. 7 DATED NOVEMBER 17, 2011
 TO THE PROSPECTUS DATED MAY 2, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated May 2, 2011 and Supplement No. 6 dated October 18, 2011, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	update to our investment policies;
(3)	updates to our share redemption program and distribution reinvestment plan;
(4)	recent real property and other investments;
(5)	placement of debt on certain real property investments;
(6)	potential real property investments;
(7)	compensation, fees and reimbursements payable to CR III Advisors and its affiliates as of September 30, 2011;
(8)	selected financial data and portfolio information as of September 30, 2011;
(9)	distributions and share redemptions as of September 30, 2011;
(10)
a “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section substantially the same as that which was included in our Quarterly Report on Form 10-Q filed November 14, 2011; and

(11)	updated financial information regarding Cole Credit Property Trust III, Inc.

Status of Our Public Offering

Our follow-on offering of shares of our common stock was declared effective by the Securities and Exchange Commission on September 22, 2010, although we did not begin selling shares pursuant to our follow-on offering until after we terminated our initial public offering on October 1, 2010. Of the 275,000,000 shares registered pursuant to our follow-on offering, we are offering up to 250,000,000 shares in our primary offering and up to 25,000,000 shares pursuant to our distribution reinvestment plan. As of November 11, 2011, we had accepted investors’ subscriptions for, and issued, 147,712,352 shares of our common stock in the follow-on offering, resulting in gross proceeds to us of approximately $1.5 billion. As of November 11, 2011, we had 127,287,648 shares of our common stock remaining in our follow-on offering. Combined with our initial public offering, we had received a total of approximately $3.6 billion in gross offering proceeds as of November 11, 2011.

We currently expect to stop selling shares of our common stock in our primary offering on or about February 29, 2012.  We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.

The follow-on offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

 Investment Policies

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies – Investment in Other Real Estate-Related Securities” on page 102 of the prospectus.

Our board of directors (including all of our independent directors) has authorized us to invest in preferred real estate-related equity securities, provided that such investments do not exceed the limitations contained in any credit facility or other agreement to which we are a party.

Share Redemption Program

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares – Share Redemption Program” beginning on page 168 of the prospectus.

Our board of directors has approved several amendments to our share redemption program, including: removing the redemption penalty on shares purchased through our distribution reinvestment plan; eliminating the one-year holding period on shares purchased through the distribution reinvestment plan if a stockholder redeems all of his or her shares; automatically changing a distribution reinvestment plan participant’s distribution election from reinvestment to cash if a full redemption is requested; and permitting the full redemption of accounts holding 250 shares or less if a full redemption is requested and we are prorating redemptions, if sufficient funds are available.  These amendments will be effective December 30, 2011 (the Effective Date), and are incorporated in the paragraphs below.  Accordingly, effective on the Effective Date, the following paragraphs shall supersede and replace in their entirety the fourth through eleventh paragraphs of the section captioned “Description of Shares – Share Redemption Program” on pages 168 to 170 of the prospectus:

During the term of this offering, and until such time as our board of directors determines a reasonable estimate of the value of our shares, the redemption price per share (other than for shares purchased pursuant to our distribution reinvestment plan) will depend on the price you paid for your shares and the length of time you have held such shares as follows: after one year from the purchase date, 95% of the amount you paid for each share; after two years from the purchase date, 97.5% of the amount you paid for each share; and after three years from the purchase date, 100% of the amount you paid for each share.  During this time period, the redemption price for shares purchased pursuant to our distribution reinvestment plan will be the amount you paid for such shares. (In each case, the redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Accordingly, the redemption price will reflect a stockholder’s reduced purchase price if such stockholder received discounted or waived selling commissions and/or a waived dealer manager fee. At any time we are engaged in an offering of our shares, the per share price for shares purchased under our redemption program will always be equal to or lower than the applicable per share offering price.

After such time as our board of directors has determined a reasonable estimated value of our shares, the per share redemption price (other than for shares purchased pursuant to our distribution reinvestment plan) will depend on the length of time you have held such shares as follows: after one year from the purchase date, 95% of the Estimated Share Value (defined below); after two years from the purchase date, 97.5% of the Estimated Share Value; and after three years from the purchase date, 100% of the Estimated Share Value.  During this time period, the redemption price for shares purchased pursuant to our distribution reinvestment plan will be 100% of the Estimated Share Value.  (In each case, the redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock.) For purposes of establishing the redemption price per share, “Estimated Share Value” shall mean the most recently disclosed reasonable estimated value of our shares of common stock as determined by our board of directors, including a majority of our independent directors.

Our board of directors will announce any redemption price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. If we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales subsequent to the establishment of the Estimated Share Value, the per share redemption price will be reduced by the net sale proceeds per share distributed to investors prior to the redemption date. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds. In no event will the Estimated Share Value established for purposes of our share redemption program exceed the then-current estimated share value established for purposes of our distribution reinvestment plan.

Upon receipt of a request for redemption, we may conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. We will not redeem any shares subject to a lien. Any costs in conducting the Uniform Commercial Code search will be borne by us.

We may waive the one-year holding period requirement upon request due to a stockholder’s death or bankruptcy or other exigent circumstances as determined by our advisor. In the event of the death of a stockholder, we must receive notice from the stockholder’s estate within 270 days after the stockholder’s death. In addition, in the event that you redeem all of your shares, any shares that you purchased pursuant to our distribution reinvestment plan will be excluded from the one-year holding requirement. Also, for purposes of the one-year-holding period, limited partners of CCPT III OP who exchanged their limited partnership units for shares of our common stock will be deemed to have owned their shares as of the date the CCPT III OP units were issued. Shares redeemed in connection with a stockholder’s death, during the term of this offering and until such time as our board of directors determines a reasonable estimated value of our shares, will be redeemed at a purchase price equal to 100% of the amount actually paid for the shares. Shares redeemed in connection with a stockholder’s death, after such time as our board of directors has determined a reasonable estimated value of our shares, will be redeemed at a purchase price per share equal to 100% of the Estimated Share Value. Shares redeemed in connection with a stockholder’s bankruptcy or other exigent circumstance within one year from the purchase date will be redeemed at a price per share equal to the price per share we would pay had the stockholder held the shares for one year from the purchase date.

In the event that you request a redemption of all of your shares, and you are participating in our distribution reinvestment plan, you will be deemed to have notified us, at the time you submit your redemption request, that you are terminating your participation in our distribution reinvestment plan, and have elected to receive future distributions in cash.  This election will continue in effect even if less than all of your shares are redeemed unless you notify us that you wish to resume your participation in our distribution reinvestment plan.

We will limit the number of shares redeemed pursuant to our share redemption program as follows: (1) we will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing twelve months prior to the end of the fiscal quarter for which the redemptions are being paid; and (2) funding for the redemption of shares will be limited to the net proceeds we receive from the sale of shares under our distribution reinvestment plan. In an effort to accommodate redemption requests throughout the calendar year, we intend to limit quarterly redemptions to approximately one-fourth of 5% (1.25%) of the weighted average number of shares outstanding during the trailing twelve month period ending on last day of the fiscal quarter, and funding for redemptions for each quarter generally will be limited to the net proceeds we receive from the sale of shares in the respective quarter under our distribution reinvestment plan; however, our management may waive these quarterly limitations in its sole discretion. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any quarter, in which case quarterly redemptions will be made pro rata, except as described below. Our management also reserves the right in its sole discretion at any time, and from time to time, to reject any request for redemption for any reason.

We will redeem our shares no later than the end of the month following the end of each fiscal quarter. Requests for redemption must be received on or prior to the end of the fiscal quarter in order for us to repurchase the shares in the month following the end of that fiscal quarter. You may withdraw your request to have your shares redeemed, but all such requests generally must be submitted prior to the last business day of the applicable fiscal quarter. Any redemption capacity that is not used as a result of the withdrawal or rejection of redemption requests may be used to satisfy the redemption requests of other stockholders received for that fiscal quarter, and such redemption payments may be made at a later time than when that quarter’s redemption payments are made.

We will determine whether we have sufficient funds and/or shares available as soon as practicable after the end of each fiscal quarter, but in any event prior to the applicable payment date. If we cannot purchase all shares presented for redemption in any fiscal quarter, based upon insufficient cash available and/or the limit on the number of shares we may redeem during any quarter or year, we will give priority to the redemption of deceased stockholders’ shares. (While deceased stockholders’ shares will be included in calculating the maximum number of shares that may be redeemed in any annual or quarterly period, they will not be subject to the annual or quarterly percentage caps; therefore, if the volume of requests to redeem deceased stockholders’ shares in a particular quarter were large enough to cause the annual or quarterly percentage caps to be exceeded, even if no other redemption requests were processed, the redemptions of deceased stockholders’ shares would be completed in full, assuming sufficient proceeds from the sale of shares under our distribution reinvestment plan were available.  If sufficient proceeds from the sale of shares under our distribution reinvestment plan were not available to pay all such redemptions in full, the requests to redeem deceased stockholders’ shares would be honored on a pro rata basis.)  We next will give priority to requests for full redemption of accounts with a balance of 250 shares or less at the time we receive the request, in order to reduce the expense of maintaining small accounts.  Thereafter, we will honor the remaining redemption requests on a pro rata basis.  Following such quarterly redemption period, if you would like to resubmit the unsatisfied portion of the prior request for redemption, you must submit a new request for redemption of such shares prior to the last day of the new quarter. Unfulfilled requests for redemption will not be carried over automatically to subsequent redemption periods.

Distribution Reinvestment Plan

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Summary of Distribution Reinvestment Plan” beginning on page 174 of the prospectus.

Our board of directors has approved an amendment to our distribution reinvestment plan that provides that a distribution reinvestment plan participant’s distribution election will automatically be changed from reinvestment to cash if the participant requests a full redemption of his or her account.  This amendment will be effective on the Effective Date.  The Amended and Restated Distribution Reinvestment Plan attached as Appendix C to the prospectus is amended, effective on the Effective Date, by the addition of the following paragraph as Section 9(d):

(d) In the event that a Participant requests a redemption of all of the Participant’s Shares, the Participant will be deemed to have given written notice to the Administrator, at the time the redemption request is submitted, that the Participant is terminating his or her participation in the Plan, and is electing to receive all future distributions in cash.  This election will continue in effect even if less than all of the Participant’s Shares are redeemed unless the Participant notifies the Administrator that he or she elects to resume participation in the Plan.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 9 of the prospectus.

Description of Real Estate Investments

Wholly-owned properties

As of November 11, 2011, our investment portfolio consisted of 647 wholly-owned properties located in 45 states, consisting of approximately 30.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. Properties acquired between October 13, 2011 and November 11, 2011 are listed below.

				Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant	Feet (1)		Purchase Price
CVS – Cherry Hill, NJ	Drugstore	1	New Jersey CVS Pharmacy, LLC	15,225		$6,506,365
HH Gregg Appliances – North Fayette, PA	Specialty Retail	1	Gregg Appliances, Inc.	27,689		3,925,868
Hobby Lobby – Logan, UT	Specialty Retail	1	Hobby Lobby Stores, Inc.	55,137		4,900,000
PLS Financial Services– Compton, CA	Professional Services	1	PLS Financial Services, Inc.	1,461		1,650,000
DaVita Dialysis – Willow Grove, PA	Healthcare	1	DVA Healthcare Renal Care, Inc.	10,600		3,245,231
Whole Foods & Sierra Trading Post – Reno, NV	Shopping Center	2	WFM Northern Nevada, Inc. / Sierra Trading Post, Inc.	82,758		18,300,000
Home Depot – Kennesaw, GA	Home Improvement	1	Home Depot U.S.A., Inc.	—	(2)	1,640,000
Caremark Towers – Glenview, IL	Drugstore	4 (3)	Various	195,116		44,250,000
Office Depot – Alvin, TX	Office Supply	1	Office Depot, Inc.	21,000		2,865,000
CVS – Warren, OH	Drugstore	1	Ohio CVS Stores, LLC	10,127		1,693,000
CVS – Titusville, PA	Drugstore	1	Pennsylvania CVS Pharmacy, LLC	10,104		2,707,000
CVS – Bellevue, OH	Drugstore	1	Ohio CVS Stores, LLC	10,165		2,001,000
PLS Financial Services – Phoenix, AZ	Professional Services	1	PLS Financial Services, Inc.	2,234		1,032,583
				441,616		$94,716,047

(1)	Includes square feet of buildings that are on land subject to ground leases.
(2)	We purchased land upon which a Home Depot facility, of approximately 80,000 rentable square feet, will be developed.
	Based on budgeted construction costs, the cost to complete the facility is estimated to be $12.0 million.
(3)	CVS Pharmacy, Inc. leases 100% of the total rentable square feet. Three additional tenants lease roof-top space.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 105 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of November 11, 2011, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 647 properties located in 45 states, consisting of approximately 30.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and our ongoing follow-on public offering of our common stock and notes payable.

The following table summarizes properties acquired between October 13, 2011 and November 11, 2011 in order of acquisition date:

		Year	Purchase	Fees Paid to		Initial		Average		Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)		Yield (2)		Yield (3)		Occupancy
CVS – Cherry Hill, NJ	October 13, 2011	N/A (4)	$6,506,365	$130,127		7.07%		7.07%		100%
HH Gregg Appliances – North Fayette, PA	October 14, 2011	1999	3,925,868	78,517		8.46%		8.59%		100%
Hobby Lobby – Logan, UT	October 21, 2011	2008	4,900,000	98,000		8.21%		8.61%		100%
PLS Financial Services – Compton, CA	October 26, 2011	2005	1,650,000	33,000		8.40%		10.39%		100%
DaVita Dialysis – Willow Grove, PA	October 28, 2011	2010	3,245,231	64,905		8.45%		8.45%		100%
Whole Foods & Sierra Trading Post – Reno, NV	November 2, 2011	2011	18,300,000	366,000		7.20%		8.28%		100%
Home Depot – Kennesaw, GA	November 3, 2011	N/A (5)	1,640,000	—	(5)	8.51%	(5)	9.37%	(5)	100%
Caremark Towers – Glenview, IL	November 3, 2011	1980	44,250,000	885,000		7.16%		7.97%		100%
Office Depot – Alvin, TX	November 4, 2011	2009	2,865,000	57,300		8.80%		9.05%		100%
CVS – Warren, OH	November 4, 2011	1998	1,693,000	33,860		9.00%		9.00%		100%
CVS – Titusville, PA	November 4, 2011	1998	2,707,000	54,140		7.65%		7.65%		100%
CVS – Bellevue, OH	November 4, 2011	1998	2,001,000	40,020		7.35%		7.35%		100%
PLS Financial Services – Phoenix, AZ	November 4, 2011	2006	1,032,583	20,652		8.40%		10.41%		100%
			$94,716,047	$1,861,521

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property
	acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned
	“Management Compensation” beginning on page 75 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by
	the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its
	affiliates. The properties are subject to long-term triple net or double net leases, and the future costs associated with the
	double net leases are unpredictable. The majority of our properties are subject to triple net leases. Accordingly,
	our management believes that current annualized rental income is a more appropriate figure from which to
	calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over
	the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller
	credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term
	triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The majority
	of our properties are subject to triple net leases. Accordingly our management believes that average annual rental
	income is a more appropriate figure from which to calculate average yield than net operating income.

(4)	Subject to ground lease and therefore year built is not applicable.
(5)	We purchased land upon which a Home Depot facility, of approximately 80,000 square feet, will be developed. Based on budgeted construction costs, the cost to complete the facility is estimated to be $12.0 million. We will pay a fee to our sponsor based on the total project costs.

Wholly-owned properties

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

				% of
		Total		Total				Base Rent
		Square		Rentable		Current		per
		Feet		Square	Renewal	Annual Base		Square
Property	Major Tenants (1)	Leased		Feet	Options (2)	Rent		Foot	Lease Term (3)
CVS – Cherry Hill, NJ	New Jersey CVS Pharmacy, LLC	—	(4)	100%	5/5 yr.	$460,000		$30.21	10/13/2011		1/31/2037
HH Gregg Appliances –	Gregg Appliances, Inc.	27,689		100%	4/5 yr.	332,268		12.00	10/14/2011		5/31/2016
North Fayette, PA						341,959		12.35	6/1/2016		5/31/2021
Hobby Lobby – Logan,	Hobby Lobby Stores,	55,137		100%	3/5 yr.	402,500		7.30	10/21/2011		4/30/2014
UT	Inc.					430,069		7.80	5/1/2014		4/30/2020
PLS Financial Services – Compton, CA	PLS Financial Services, Inc.	1,461		100%	5/5 yr.	138,600	(5)	94.87	10/26/2011		3/17/2033
DaVita Dialysis – Willow Grove, PA	DVA Healthcare Renal Care, Inc.	10,600		100%	3/5 yr.	274,222		25.87	10/28/2011		12/31/2024
Whole Foods & Sierra Trading Post – Reno,	WFM Northern Nevada, Inc.	51,758		63%	6/5 yr.	879,886	(6)	17.00	11/2/2011		1/31/2028
NV	Sierra Trading Post,	31,000		37%	2/5 yr.	437,678		14.12	11/2/2011		12/31/2015
	Inc.					478,678		15.44	1/1/2016		8/31/2021
Home Depot – Kennesaw, GA	Home Depot U.S.A., Inc.	80,070	(7)	100%	3/5 yr.	1,017,690	(7)	12.71	9/17/2012	(7)	9/30/2022	(7)
Caremark Towers – Glenview, IL	CVS Pharmacy, Inc.	195,116		100%	2/5 yr.	3,053,565		15.65	11/3/2011		12/31/2021
Office Depot – Alvin,	Office Depot, Inc.	21,000		100%	4/5 yr.	252,000		12.00	11/4/2011		4/30/2014
TX						262,500		12.50	5/1/2014		4/30/2019
CVS – Warren, OH	Ohio CVS Stores, LLC	10,125		100%	3/5 yr.	152,381		15.05	11/4/2011		5/31/2018
CVS – Titusville, PA	Pennsylvania CVS	10,125		100%	6/5 yr.	207,000		20.49	11/4/2011		1/31/2037
	Pharmacy, LLC
CVS – Bellevue, OH	Ohio CVS Stores, LLC	10,125		100%	6/5 yr.	147,000		14.46	11/4/2011		1/31/2037
PLS Financial Services – Phoenix, AZ	PLS Financial Services, Inc.	2,234		100%	5/5 yr.	86,737	(5)	38.83	11/4/2011		3/17/2033

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the
	non-cancellable lease term.
(4)	Subject to a ground lease.
(5)	The annual base rent under the lease increases every year by 2% of the then-current annual base rent.
(6)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.
(7)	We purchased land upon which a Home Depot facility, of approximately 80,000 square feet, will be developed. The current
	annual base rent is based on the estimated square feet of the building and is subject to change. The annual base rent under
	the lease increases in the fourth and seventh year by 9% of the then-current annual base rent. Estimated lease term based on
	construction schedule.

Other Investments

On October 13, 2011, we purchased commercial mortgage-backed securities (CMBS), comprised of class D certificates of the Goldman Sachs Mortgage Securities Trust 2011 — GC5 securitization (the GS D Certificates) with a face value of approximately $30.0 million at a discounted price of approximately $22.6 million. The GS D Certificates are rated Baa3 by Moody’s Ratings and BBB- by Fitch Ratings with a coupon rate of 5.475% per year and consist of a diversified pool of commercial mortgage loans secured by commercial real estate properties. We paid our advisor an acquisition fee of approximately $452,000, or 2% of the net purchase price of the GS D Certificates.

As of November 11, 2011, we owned six CMBS bonds with an aggregate face value of $114.9 million, purchased at a discounted price of $77.0 million.

Placement of Debt on Certain Real Property Investments

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Placement of Debt on Certain Real Property Investments” beginning on page 133 of the prospectus:

Wholly-owned properties

We obtained the following mortgage note secured by a certain previously acquired wholly-owned property between October 13, 2011 and November 11, 2011:

Property	Lender	Loan Amount	Interest Rate		Loan Date	Maturity Date
Camp Creek Marketplace – East Point, GA	Wells Fargo Bank, N.A.	$42,000,000	4.62%	(1)	11/4/2011	12/1/2018

(1)	We executed a swap agreement, which had the effect of fixing the variable interest rate per annum through the maturity date
	of the loan.

Tenant Lease Expirations

Wholly-owned properties

The following table sets forth lease expirations of our wholly-owned properties, as of November 11, 2011, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Approx. Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2011	11	52,984	$556,606	0.14%
2012	54	153,896	3,109,124	0.76%
2013	59	460,532	4,400,916	1.07%
2014	44	162,743	3,225,082	0.78%
2015	46	166,737	2,989,467	0.73%
2016	58	756,024	9,602,760	2.34%
2017	42	573,443	7,240,118	1.76%
2018	70	1,462,211	18,356,351	4.47%
2019	55	1,620,139	20,735,123	5.04%
2020	36	658,856	8,461,176	2.06%
2021	52	2,331,381	28,615,916	6.96%
	527	8,398,946	$107,292,639	26.11%

Depreciable Tax Basis

Wholly-owned and joint venture properties

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned properties noted above is approximately $71.0 million. As the Home Depot property located in Kennesaw, Georgia is a land parcel, it does not have a depreciable basis. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the properties noted above is estimated, as of November 11, 2011, as follows:

Wholly-owned Property	Depreciable Tax Basis
CVS – Cherry Hill, NJ	$—	(1)
HH Gregg Appliances – North Fayette, PA	3,270,706
Hobby Lobby – Logan, UT	4,032,269
PLS Financial Services – Compton, CA	1,359,785
DaVita Dialysis – Willow Grove, PA	2,709,158
Whole Foods & Sierra Trading Post – Reno, NV	15,003,766
Home Depot – Kennesaw, GA	—	(2)
Caremark Towers – Glenview, IL	36,119,840
Office Depot – Alvin, TX	2,384,834
CVS – Warren, OH	1,395,273
CVS – Titusville, PA	2,236,111
CVS – Bellevue, OH	1,646,679
PLS Financial Services – Phoenix, AZ	842,588
	$71,001,009

(1)	Depreciable basis excludes any ground leases.
(2)	Land parcel, which is not depreciated.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above, except as related to the Home Depot property located in Kennesaw, Georgia, and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;
•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and
•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

			Approximate
		Approximate	Compensation to
Property	Expected Acquisition Date	Purchase Price	Sponsor (1)
Petsmart / Hallmark – Cincinnati, OH	November 2011	$5,041,600	$100,832
Tractor Supply – Bainbridge, GA	November 2011	2,692,000	53,840
United Technologies – Bradenton, FL	November 2011	20,100,000	402,000
Tractor Supply – Mishawaka, IN	November 2011	2,753,246	55,065
Crossroads Marketplace – Warner Robbins, GA	November 2011	11,250,000	225,000
Shoppes at Sugarmill Woods – Homosassa, FL	November 2011	8,100,000	162,000
MedAssets – Plano, TX	November 2011	6,589,060	—	(2)
Walgreens – Albuquerque, NM	November 2011	3,372,000	67,440
		$59,897,906	$1,066,177

(1)		Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.
(2)		This potential investment would involve acquiring the land upon which a MedAssets office facility will be developed.
If we acquire this property, we will pay a fee to our sponsor based on the total project costs.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

	Number of		Rentable		Physical
Property	Tenants	Tenant	Square Feet (1)		Occupancy
Petsmart/Hallmark – Cincinnati, OH	2	PetSmart Inc./ Ann’s, Inc.	33,579		94%
Tractor Supply – Bainbridge, GA	1	Tractor Supply Company	19,097		100%
United Technologies – Bradenton, FL	1	UTC Fire & Security Americas Corporation, Inc.	106,790		100%
Tractor Supply – Mishawaka, IN	1	Tractor Supply Company	19,097		100%
Crossroads Marketplace – Warner Robbins, GA	9	Various	78,667		94%
Shoppes at Sugarmill Woods – Homosassa, FL	5	Various	53,162		84%
MedAssets – Plano, TX	1	MedAssets, Inc.	—	(2)	100%
Walgreens – Albuquerque, NM	1	Walgreen Co.	15,930		100%
			326,322

(1)	Includes square feet of buildings that are on land subject to ground leases.
(2)	We will be purchasing land upon which a MedAssets office facility, of approximately 225,000 square feet, will be developed.

The table below provides leasing information for the major tenants at each property:

			Current		Base Rent
		Renewal	Annual Base		per Square
Property	Major Tenants (1)	Options (2)	Rent		Foot		Lease Term (3)
Petsmart/Hallmark –	PetSmart Inc.	4/5 yr.	$344,198		$12.95		3/22/1998		1/31/2022
Cincinnati, OH	Ann’s, Inc.	1/5 yr.	75,750		15.15		7/7/1998		2/28/2014
Tractor Supply –	Tractor Supply Company	4/5 yr.	210,000		11.00		4/27/2008		4/26/2013
Bainbridge, GA			225,750		11.82		4/27/2013		4/26/2018
			266,200		12.71		4/27/2018		4/26/2023
United Technologies – Bradenton, FL	UTC Fire & Security Americas Corporation, Inc.	2/5 yr.	1,441,665	(4)	13.50		12/6/2004		12/31/2021
Tractor Supply –	Tractor Supply Company	4/5 yr.	212,000		11.10		4/2/2011		4/1/2016
Mishawaka, IN			233,200		12.21		4/2/2016		4/1/2021
			256,520		13.43		4/2/2021		4/1/2026
Crossroads Marketplace –	Best Buy Stores, L.P.	3/5 yr.	450,000		15.00		4/25/2008		1/31/2019
Warner Robbins, GA	Bed Bath & Beyond Inc.	5/5 yr.	130,000		6.19		10/10/2008		1/31/2019
	GMRI, Inc.	4/5 yr.	90,000		1.41	(5)	4/1/2008		4/30/2013
			94,500		1.48	(5)	5/1/2013		4/30/2018
Shoppes at Sugarmill Woods – Homosassa, FL	Publix Super Markets, Inc.	7/5 yr.	548,842		14.00		4/17/2008		4/30/2028
MedAssets – Plano, TX	MedAssets, Inc.	1/10 yr. or 2/5 yr.	4,026,105	(6)	17.89		3/1/2013	(6)	2/29/2028	(6)
Walgreens – Albuquerque, NM	Walgreen Co.	6/5 yr.	266,444		16.73		9/29/1996		9/30/2026

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term.
(4)	Annual base rent under the lease increases annually by 2% of the then-current annual base rent.
(5)	The base rent per square foot is based on the square footage of the land parcel as the property is subject to a ground lease.
(6)	We will be purchasing land upon which a MedAssets office facility, of approximately 225,000 square feet, will be
	developed. The current annual base rent will be derived from the total project costs and is subject to change. The annual
	rent under the lease increases annually by 2% of the then-current annual base rent. Estimated lease term based on
	construction schedule.

We expect to purchase the properties with proceeds from our ongoing follow-on offering of our common stock and available debt proceeds.  We may use the properties as collateral in future financings.

Prior Potential Property Investments

A prior supplement to this prospectus described a potential acquisition of a 1,370 square foot single-tenant commercial building leased to PLS Financial Services, Inc., located in Chicago, IL as a part of the PLS Financial Services portfolio.  The property is no longer under consideration for purchase.

Compensation, Fees and Reimbursements Payable to CR III Advisors and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 75 of the prospectus.

The following table summarizes the cumulative compensation, fees and reimbursements incurred by CR III Advisors and its affiliates related to the offering stage during the respective periods reflected below (in thousands).

	As of	As of	As of	As of
	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Offering Stage:

Selling commissions	$224,513	$203,221	$184,913	$165,514
Selling commissions reallowed by Cole Capital	$224,513	$203,221	$184,913	$165,514
Dealer manager fee	$65,222	$59,031	$53,724	$48,084
Dealer manager fee reallowed by Cole Capital	$32,405	$29,178	$26,458	$23,583
Other organization and offering expenses	$40,261	$35,610	$31,627	$27,382

The following table summarizes any compensation, fees and reimbursements incurred by CR III Advisors and its affiliates related to the acquisitions, operations and liquidation/listing stages during the respective periods (in thousands).

	For the Three Months Ended	For the Three Months Ended
	September 30, 2011	September 30, 2010
Acquisitions and Operations Stage:

Acquisition fees and expenses	$19,617	$13,950
Asset management fees and expenses	$5,379	$2,426
Property management and leasing fees and expenses	$2,419	$959
Operating expenses	$553	$277
Financing coordination fees	$5,115	$3,043

During the three months ended September 30, 2011 and 2010, no commissions or fees were incurred for services provided by CR III Advisors and its affiliates related to the liquidation/listing stage.

As of September 30, 2011 and December 31, 2010, approximately $4.0 million and $804,000, respectively, had been incurred primarily for other organization and offering, operating and acquisition expenses by CR III Advisors and its affiliates, but had not yet been reimbursed by us and were included in due to affiliates on the consolidated balance sheets. As of September 30, 2011, CR III Advisors had paid organization and offering costs of $3.4 million in connection with our ongoing follow-on public offering. These costs were not included in our financial statements because such costs were not a liability to us as they exceeded 1.5% of gross proceeds from our ongoing follow-on public offering. As we raise additional proceeds from our ongoing follow-on public offering, these costs may become payable.

Selected Financial Data

The following data supplements and should be read in conjunction with the section of our prospectus captioned “Selected Financial Data” beginning on page 147 of the prospectus:

The selected September 30, 2011 and December 31, 2010 financial data presented below has been derived from our condensed consolidated unaudited interim financial statements as of and for the nine months ended September 30, 2011 and 2010 and our audited balance sheets as of December 31, 2010, respectively (in thousands, except share and per share data).

	As of	As of
Balance Sheet Data:	September 30, 2011	December 31, 2010
Total investment in real estate assets, net	$4,735,068	$2,987,707
Investment in mortgage notes receivable, net	$64,618	$63,933
Investment in marketable securities, net	$24,506	$—
Cash and cash equivalents	$117,120	$109,942
Restricted cash	$16,220	$12,123
Investment in unconsolidated joint ventures	$22,080	$14,966
Total assets	$5,081,909	$3,243,658
Notes payable and credit facility	$2,148,518	$1,061,207
Due to affiliates	$3,958	$804
Acquired below market lease intangibles, net	$91,066	$66,815
Redeemable common stock	$112,348	$65,898
Stockholders’ equity	$2,628,035	$1,996,781

	For the Nine Months Ended	For the Nine Months Ended
Operating Data:	September 30, 2011	September 30, 2010
Total revenue	$250,821	$86,614
General and administrative expenses	$7,213	$4,202
Property operating expenses	$18,515	$4,968
Property and asset management expenses	$21,065	$7,384
Acquisition related expenses	$47,201	$34,131
Depreciation and amortization	$72,851	$23,459
Operating income	$83,976	$12,470
Equity in income (loss) of unconsolidated joint ventures	$1,131	$(303)
Interest and other income	$296	$1,053
Interest expense	$59,082	$14,994
Net income (loss) attributable to the Company	$26,011	$(1,774)
Modified funds from operations (1)	$147,287	$57,109
Per share data:
Net income (loss) attributable to the Company – basic and diluted	$0.09	$(0.01)
Weighted average dividends declared	$0.49	$0.52
Weighted average shares outstanding – basic and diluted	291,885,880	155,417,335

	For the Nine Months Ended	For the Nine Months Ended
Cash Flow Data:	September 30, 2011	September 30, 2010
Net cash provided by operating activities	$97,109	$22,019
Net cash used in investing activities	$1,824,519	$1,424,540
Net cash provided by financing activities	$1,734,588	$1,497,741

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Modified Funds from
Operations” contained in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2011, included elsewhere in this prospectus supplement, for information regarding why we present modified funds from operations and for a reconciliation of this non-GAAP financial measure to net income (loss).

Portfolio Information

The following data supplements, and should be read in conjunction with the section of the prospectus captioned “Selected Financial Data — Real Estate Portfolio” beginning on page 148 of the prospectus.

Real Estate Portfolio

As of September 30, 2011, we wholly-owned 632 properties, comprising approximately 29.8 million rentable square feet of single and multi-tenant retail and commercial space located in 45 states. As of September 30, 2011, the rentable space at these properties was approximately 99.0% leased, with an average remaining lease term of approximately 14.3 years.  The aggregate effective rent of our real estate portfolio was $212.8 million for the nine months ended September 30, 2011 and $118.4 million and $20.5 million for the years ended December 31, 2010 and 2009, respectively. The effective rent equals contract rent and excludes any rent abatements.

As of September 30, 2011, our five highest tenant concentrations, based on annualized gross rental revenue, were as follows:

			2011 Gross	Percentage of
			Annualized	2011 Gross
	Total Number	Rentable	Rental Revenue	Annualized
Tenant	of Leases	Square Feet (1)	(in thousands)	Rental Revenue
Walgreens – drugstore	78	1,142,726	$29,346	7%
Albertson's - grocery	33	1,923,485	23,009	6%
Microsoft Corporation – technology	1	561,584	22,698	6%
Petsmart – specialty retail	34	1,104,408	20,774	5%
CVS – drugstore	52	669,108	19,356	5%
	198	5,401,311	$115,183	29%

(1)	Including square feet of the buildings on land that is subject to ground leases.

As of September 30, 2011, our five highest tenant industry concentrations, based on annualized gross rental revenue, were as follows:

			2011 Gross	Percentage of
			Annualized	2011 Gross
	Total Number	Rentable	Rental Revenue	Annualized
Industry	of Leases	Square Feet (1)	(in thousands)	Rental Revenue
Specialty Retail	313	4,398,630	$65,800	16%
Drugstore	129	1,798,934	48,527	12%
Grocery	58	3,111,918	38,880	10%
Restaurant	169	1,021,890	34,468	9%
Warehouse Club	5	2,474,842	20,685	5%
	674	12,806,214	$208,360	52%

(1)	Including square feet of the buildings on land that is subject to ground leases.

As of September 30, 2011, our five highest geographic concentrations, based on annualized gross rental revenue, were as follows:

			2011 Gross	Percentage of
			Annualized	2011 Gross
	Total Number	Rentable	Rental Revenue	Annualized
Location	of Properties	Square Feet (1)	(in thousands)	Rental Revenue
Texas	115	4,867,516	$66,898	17%
Arizona	27	2,400,502	40,306	10%
Florida	35	2,636,965	28,245	7%
California	14	1,983,957	23,179	6%
Washington	1	583,179	23,077	6%
	192	12,472,119	$181,705	46%

(1)	Including square feet of the buildings on land that is subject to ground leases.

Mortgage Notes Receivable Portfolio

As of September 30, 2011, we owned two mortgage notes receivable with an aggregate book value of $64.6 million each secured by an office building subject to a net lease, and mature on October 1, 2018.

Investment in Joint Ventures

As of September 30, 2011, through four joint venture arrangements, we had interests in eight properties comprising 1.1 million gross rentable square feet of commercial space and a land parcel under development comprising 139,000 square feet of land.

Distribution Policy and Distributions

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Distribution Policy and Distributions” beginning on page 162 of the prospectus.

As of September 30, 2011, cumulative since inception, we have declared $290.8 million of distributions and we have paid $273.1 million, of which $116.9 million was paid in cash and $156.1 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Net income and funds from operations were $11.7 million and $131.7 million, respectively, as of September 30, 2011, cumulative since inception. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Funds from Operations and Modified Funds from Operations” in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the three months ended September 30, 2011, and included elsewhere in this prospectus supplement for information regarding why we present funds from operations and for reconciliations of this non-GAAP financial measure to net loss.

The following table presents distributions and source of distributions for the periods indicated below (in thousands):

		Three Months Ended
	September 30, 2011		June 30, 2011		March 31, 2011		December 31, 2010
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Distributions paid in cash	$22,174	44%	$20,179	44%	$17,997	43%	$16,467	43%
Distributions reinvested	28,749	56%	26,136	56%	23,453	57%	22,113	57%
Total distributions	$50,923	100%	$46,315	100%	$41,450	100%	$38,580	100%

Source of distributions:
Net cash provided by operating activities	$34,617	68%	$35,256	76%	$27,236	66%	$13,773	36%
Proceeds from issuance of common stock	16,306	32%	11,059	24%	8,593	21%	24,564	63%
Proceeds from notes payable	—	—	—	—	5,621	13%	243	1%
Total sources	$50,923	100%	$46,315	100%	$41,450	100%	$38,580	100%

Net cash provided by operating activities of approximately $34.6 million, $35.3 million, $27.2 million and $13.8 million for the three months ended September 30, 2011, June 30, 2011, March 31, 2011 and December 31, 2010, respectively, has been reduced by approximately $24.5 million, $14.1 million, $8.6 million and $24.6 million, respectively, of real estate acquisition related expenses incurred and expensed during the period in accordance with Accounting Standards Codification 805,  Business Combinations.  As set forth in the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 57, we treat our real estate acquisition expenses as funded by the proceeds from the offering of our shares. Therefore, for consistency, real estate acquisition related expenses are treated in the same manner in describing the sources of distributions above, to the extent that distributions paid exceed net cash provided by operating activities.

Share Redemptions

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Share Redemptions” beginning on page 170 of the prospectus.

During the nine months ended September 30, 2011, we received valid redemption requests relating to approximately 3.3 million shares, which we redeemed in full for approximately $31.9 million (an average of $9.68 per share).   As of December 31, 2010, we had received valid redemption requests relating to approximately 1.2 million shares of our common stock, which we redeemed in full for approximately $11.7 million (an average of $9.68 per share). A valid redemption request is one that complies with the applicable requirements and guidelines of our share redemption program set forth in our prospectus. We have funded and intend to continue funding share redemptions with proceeds from our distribution reinvestment plan.

The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2011. Unless otherwise defined in this supplement, capitalized terms are defined in such quarterly report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated unaudited financial statements and the notes thereto, included in this prospectus supplement.  The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form
10-K for the year ended December 31, 2010.  The terms “we,” “us,” “our” and the “Company” refer to Cole Credit Property Trust III, Inc. and unless defined herein, capitalized terms used herein shall have the same meanings as set forth in our condensed consolidated unaudited financial statements and the notes thereto.

Forward-Looking Statements

Except for historical information, this section contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including discussion and analysis of our financial condition and our subsidiaries, our anticipated capital expenditures, amounts of anticipated cash distributions to our stockholders in the future and other matters.  These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of our business and industry.  Words such as “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” or comparable words, variations and similar expressions are intended to identify forward-looking statements.  All statements not based on historical fact are forward-looking statements.  These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  A full discussion of our risk factors may be found under Item 1A “Risk Factors” in our Annual Report on Form 10-K as of and for the year ended December 31, 2010.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false.  Investors are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2011.  We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.  Factors that could cause actual results to differ materially from any forward-looking statements made in this prospectus supplement include, among others, changes in general economic conditions, changes in real estate conditions, construction costs that may exceed estimates, construction delays, increases in interest rates, lease-up risks, rent relief, inability to obtain new tenants upon the expiration or termination of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flows.  The forward-looking statements should be read in light of the risk factors identified in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2010.

Management’s discussion and analysis of financial condition and results of operations are based upon our condensed consolidated unaudited financial statements, which have been prepared in accordance with GAAP.  The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On a regular basis, we evaluate these estimates.  These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates.

Overview

We were formed on January 22, 2008 to acquire and operate a diverse portfolio of core commercial real estate investments primarily consisting of necessity retail properties located throughout the United States, including U.S. protectorates.  We commenced our principal operations on January 6, 2009.  Prior to such date, we were considered a development stage company.  We acquired our first real estate property on January 6, 2009.  We commenced sales under our Follow-on Offering after the termination of the Initial Offering on October 1, 2010. We have no paid employees and are externally advised and managed by our advisor.  We elected to be taxed, and currently qualify, as a real estate investment trust for federal income tax purposes.

Our operating results and cash flows are primarily influenced by rental income from our commercial properties, interest expense on our property acquisition indebtedness and acquisition and operating expenses. Rental and other property income accounted for 91% and 92% of total revenue during the three months ended September 30, 2011 and 2010, respectively, and 92% of total revenue during each of the nine months ended September 30, 2011 and 2010. As 99% of our rentable square feet was under lease as of September 30, 2011, with an average remaining lease term of 14.3 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors.  Our advisor regularly monitors the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports (if any) on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease. As of September 30, 2011, the debt leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets net of gross intangible lease liabilities, was 44%. As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions by entering into purchase agreements and loan commitments simultaneously, or through loan assumption, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with future property acquisitions or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges.  If we are unable to acquire suitable properties or obtain suitable financing for future acquisitions or refinancing, our results of operations may be adversely affected.

Recent Market Conditions

Beginning in late 2007, domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the world-wide banking system.  These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit.  In 2010, the volume of mortgage lending for commercial real estate began increasing and lending terms improved; however, such lending activity continues to be significantly less than previous levels.  Although lending market conditions have improved, certain factors continue to negatively affect the lending environment, including the sovereign credit issues of certain countries in the European Union. We have experienced, and may continue to experience, more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance our debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable.  We have managed, and expect to continue to manage, the current mortgage lending environment by considering alternative lending sources, including the securitization of debt, utilizing fixed rate loans, borrowing on the Credit Facility, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing.  We have acquired, and expect to continue to acquire, our properties for cash without financing.  If we are unable to obtain suitable financing for future acquisitions or we are unable to identify suitable properties at appropriate prices in the current credit environment, we may have a larger amount of uninvested cash, which may adversely affect our results of operations.  We will continue to evaluate alternatives in the current market, including purchasing or originating debt backed by real estate, which could produce attractive yields in the current market environment.

The economic downturn has led to high unemployment rates and a decline in consumer spending.  These economic trends have adversely impacted the retail and real estate markets, causing higher tenant vacancies, declining rental rates and declining property values. Recently, the economy has improved and continues to show signs of recovery.  Additionally, the real estate markets have observed an improvement in property values, occupancy and rental rates; however, in many markets property values, occupancy and rental rates continue to be below those previously experienced before the economic downturn.  As of September 30, 2011, 99% of our rentable square feet was under lease.  However, if the recent improvements in economic conditions do not continue, we may experience significant vacancies or be required to reduce rental rates on occupied space.  If we do experience significant vacancies, our advisor will actively seek to lease our vacant space; however, such space may be leased at lower rental rates and for shorter lease terms than previously experienced.  In addition, as many retailers and other tenants have been delaying or eliminating their store expansion plans, the amount of time required to re-lease a property may increase as a result.

Results of Operations

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table shows the property statistics of our real estate assets as of September 30, 2011 and 2010.

	September 30, 2011(1)	September 30, 2010(1)
Number of commercial properties	632	308
Approximate rentable square feet (2)	29.8 million	12.4 million
Percentage of rentable square feet leased	99.2%	99.7%

(1) Excludes properties owned through our Consolidated Joint Ventures and Unconsolidated Joint Ventures.
(2) Including square feet of the buildings on land that is subject to ground leases.

The following table summarizes our real estate investment activity during the nine months ended September 30, 2011 and 2010:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Commercial properties acquired	92	41	184	175
Approximate purchase price of acquired properties	$967.7 million	$675.9 million	$1.8 billion	$1.3 billion
Approximate rentable square feet (1)	6.3 million	3.4 million	12.2 million	7.6 million

(1) Including square feet of the buildings on land that is subject to ground leases.

As shown in the tables above, we owned 632 commercial properties as of September 30, 2011, compared to 308 commercial properties as of September 30, 2010. Accordingly, our results of operations for the three and nine months ended September 30, 2011, as compared to the three and nine months ended September 30, 2010, reflect significant increases in most categories.

Three Months Ended September 30, 2011 Compared to Three Months Ended September 30, 2010

Revenue.  Revenue increased $55.3 million, or 130%, to $97.7 million for the three months ended September 30, 2011, compared to $42.4 million for the three months ended September 30, 2010.  Our revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 91% and 92% of total revenues during the three months ended September 30, 2011 and 2010, respectively.

Rental and other property income increased $50.1 million, or 129%, to $89.0 million for the three months ended September 30, 2011, compared to $38.9 million for the three months ended September 30, 2010.  The increase was primarily due to the acquisition of 324 rental income-producing properties subsequent to September 30, 2010. We also pay certain operating expenses subject to reimbursement by our tenants, which resulted in $7.3 million of tenant reimbursement income during the three months ended September 30, 2011, compared to $2.2 million during the three months ended September 30, 2010.

Interest income on mortgage notes receivable remained relatively constant at $1.4 million for the three months ended September 30, 2011 and 2010, as we recorded interest income on two amortizing mortgage notes receivable during each of the three months ended September 30, 2011 and 2010.

In addition, we recorded interest income on marketable securities of $13,000 for the three months ended September 30, 2011.  During the three months ended September 30, 2010, we did not own any marketable securities.

General and Administrative Expenses.  General and administrative expenses increased $1.6 million, or 102%, to $3.1 million for the three months ended September 30, 2011, compared to $1.5 million for the three months ended September 30, 2010.  The increase was primarily due to increased trustee fees and operating expense reimbursements as a result of acquiring 324 rental income-producing properties subsequent to September 30, 2010 and an increase in the number of stockholders of record. The primary general and administrative expense items are trustee fees, operating expenses reimbursable to our advisor, state franchise and income taxes, accounting fees and unused credit facility fees.

Property Operating Expenses.  Property operating expenses increased $5.4 million, or 220%, to $7.8 million for the three months ended September 30, 2011, compared to $2.4 million for the three months ended September 30, 2010. The increase was primarily due to increased property taxes, repairs and maintenance and insurance expenses relating to the acquisition of 324 rental income-producing properties subsequent to September 30, 2010.  The primary property operating expense items are property taxes, repairs and maintenance and property related insurance.

Property and Asset Management Expenses. Pursuant to the advisory agreement with our advisor, we are required to pay to our advisor a monthly asset management fee equal to one-twelfth of 0.50% of the average invested assets.  Additionally, we may be required to reimburse expenses incurred by our advisor in providing asset management services, subject to limitations as set forth in the advisory agreement. Pursuant to the property management agreement with our affiliated property manager, we are required to pay to our property manager a property management fee in an amount up to 2% of gross revenues from each of our single tenant properties and up to 4% of gross revenues from each of our multi-tenant properties. We may also be required to reimburse our property manager expenses it incurred relating to managing or leasing the properties, subject to limitations as set forth in the advisory agreement.

Property and asset management expenses increased $4.6 million, or 133%, to $8.1 million for the three months ended September 30, 2011, compared to $3.5 million for the three months ended September 30, 2010.  Property management fees increased $1.5 million, or 214%, to $2.2 million for the three months ended September 30, 2011 from $715,000 for the three months ended September 30, 2010.  The increase in property management fees was primarily due to an increase in rental and other property income to $89.0 million for the three months ended September 30, 2011, from $38.9 million for the three months ended September 30, 2010, related to revenues from the 324 properties, including 32 multi-tenant properties, acquired subsequent to September 30, 2010.

Asset management fees increased $3.0 million, or 121%, to $5.4 million for the three months ended September 30, 2011, from $2.4 million for the three months ended September 30, 2010.  The increase in asset management fees was primarily due to an increase in the average invested assets to $4.4 billion for the three months ended September 30, 2011, from $1.8 billion for the three months ended September 30, 2010.

 In addition, during the three months ended September 30, 2011, we recorded $518,000 related to reimbursement of expenses incurred by our advisor in performing property and asset management services, compared to $385,000 for the three months ended September 30, 2010.  The increase was primarily due to expenses incurred by our advisor related to management of 324 rental income-producing properties acquired subsequent to September 30, 2010.

Acquisition Related Expenses.  Acquisition related expenses increased $8.3 million, or 51%, to $24.5 million for the three months ended September 30, 2011, compared to $16.2 million for the three months ended September 30, 2010. The increase is due to the recording of acquisition related expenses incurred in connection with the purchase of 92 commercial properties, for an aggregate purchase price of $967.7 million, during the three months ended September 30, 2011, compared to 41 commercial properties, for an aggregate purchase price of $675.9 million, during the three months ended September 30, 2010. Pursuant to the advisory agreement with our advisor, we pay an acquisition fee to our advisor of 2% of the contract purchase price of each property or asset acquired. We also reimburse our advisor for acquisition expenses incurred in the process of acquiring property or in the origination or acquisition of a loan other than for personnel costs for which our advisor receives acquisition fees.

Depreciation and Amortization Expenses. Depreciation and amortization expenses increased $17.3 million, or 149%, to $28.9 million for the three months ended September 30, 2011, compared to $11.6 million for the three months ended September 30, 2010.  The increase was primarily due to an increase in the average invested assets to $4.4 billion for the three months ended September 30, 2011, from $1.8 billion for the three months ended September 30, 2010.

Equity in Income of Unconsolidated Joint Ventures.  Equity in income of unconsolidated joint ventures increased $141,000, or 66%, to $354,000 for the three months ended September 30, 2011, compared to $213,000 for the three months ended September 30, 2010, as we recorded our interests in the Unconsolidated Joint Ventures during the three months ended September 30, 2011 compared to one of the Unconsolidated Joint Ventures during the three months ended September 30, 2010.

Interest and Other Income.  Interest and other income decreased $210,000, or 74%, to $74,000 for the three months ended September 30, 2011, compared to $284,000 for the three months ended September 30, 2010.   The decrease was primarily due to lower average uninvested cash of $217.0 million during the three months ended September 30, 2011, as compared to $402.0 million during the three months ended September 30, 2010, as a result of acquiring 324 rental income-producing properties subsequent to September 30, 2010.

Interest Expense.  Interest expense increased $16.7 million, or 217%, to $24.4 million for the three months ended September 30, 2011, compared to $7.7 million during the three months ended September 30, 2010.  The increase was primarily due to an increase in the average aggregate amount of notes payable outstanding to $1.9 billion during the three months ended September 30, 2011, from $511.8 million for the three months ended September 30, 2010.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

Revenue.  Revenue increased $164.2 million, or 190%, to $250.8 million for the nine months ended September 30, 2011, compared to $86.6 million for the nine months ended September 30, 2010.  Our revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 92% of total revenues during each of the nine months ended September 30, 2011 and 2010.

Rental and other property income increased $149.9 million, or 188%, to $229.7 million for the nine months ended September 30, 2011, compared to $79.8 million for the nine months ended September 30, 2010.  The increase was primarily due to the acquisition of 324 rental income-producing properties subsequent to September 30, 2010. We also pay certain operating expenses subject to reimbursement by our tenants, which resulted in $17.0 million of tenant reimbursement income during the nine months ended September 30, 2011, compared to $4.5 million during the nine months ended September 30, 2010.

Interest income on mortgage notes receivable increased $1.8 million, or 81%, to $4.1 million for the nine months ended September 30, 2011, compared to $2.3 million for the nine months ended September 30, 2010 as we acquired the mortgage notes receivable on April 30, 2010.

In addition, we recorded interest income on marketable securities of $13,000 for the nine months ended September 30, 2011. During the nine months ended September 30, 2010, we did not own any marketable securities.

General and Administrative Expenses.  General and administrative expenses increased $3.0 million, or 72%, to $7.2 million for the nine months ended September 30, 2011, compared to $4.2 million for the nine months ended September 30, 2010.  The increase was primarily due to increased trustee fees and operating expense reimbursements as a result of acquiring 324 rental income-producing properties subsequent to September 30, 2010 and an increase in the number of stockholders of record. The primary general and administrative expense items are operating expense reimbursements to our advisor, trustee fees, accounting fees, state franchise and income taxes and unused credit facility fees.

Property Operating Expenses.  Property operating expenses increased $13.5 million, or 273%, to $18.5 million for the nine months ended September 30, 2011, compared to $5.0 million for the nine months ended September 30, 2010. The increase was primarily due to increased property taxes, repairs and maintenance and insurance expenses relating to the acquisition of 324 rental income-producing properties subsequent to September 30, 2010.  The primary property operating expense items are property taxes, repairs and maintenance and property related insurance.

Property and Asset Management Expenses. Pursuant to the advisory agreement with our advisor, we are required to pay to our advisor a monthly asset management fee equal to one-twelfth of 0.50% of the average invested assets.  Additionally, we may be required to reimburse expenses incurred by our advisor in providing asset management services, subject to limitations as set forth in the advisory agreement. Pursuant to the property management agreement with our affiliated property manager, we are required to pay to our property manager a property management fee in an amount up to 2% of gross revenues from each of our single tenant properties and up to 4% of gross revenues from each of our multi-tenant properties. We may also be required to reimburse our property manager expenses it incurred relating to managing or leasing the properties, subject to limitations as set forth in the advisory agreement.

Property and asset management expenses increased $13.7 million, or 185%, to $21.1 million for the nine months ended September 30, 2011, compared to $7.4 million for the nine months ended September 30, 2010.  Property management fees increased $4.1 million, or 256%, to $5.7 million for the nine months ended September 30, 2011 from $1.6 million for the nine months ended September 30, 2010.  The increase in property management fees was primarily due to an increase in rental and other property income to $229.7 million for the nine months ended September 30, 2011, from $79.8 million for the nine months ended September 30, 2010, related to revenues from the 324 properties, including 32 multi-tenant properties, acquired subsequent to September 30, 2010.

Asset management fees increased $9.1 million, or 194%, to $13.8 million for the nine months ended September 30, 2011, from $4.7 million for the nine months ended September 30, 2010.  The increase in asset management fees was primarily due to an increase in the average invested assets to $4.0 billion for the nine months ended September 30, 2011, from $1.4 billion for the nine months ended September 30, 2010.

 In addition, during the nine months ended September 30, 2011, we recorded $1.6 million related to reimbursement of expenses incurred by our advisor in performing property and asset management services, compared to $1.1 million for the nine months ended September 30, 2010.  The increase was primarily due to expenses incurred by our advisor related to management of 324 rental income-producing properties acquired subsequent to September 30, 2010.

Acquisition Related Expenses.  Acquisition related expenses increased $13.1 million, or 38%, to $47.2 million for the nine months ended September 30, 2011, compared to $34.1 million for the nine months ended September 30, 2010. The increase is due to the recording of acquisition related expenses incurred in connection with the purchase of 184 commercial properties, for an aggregate purchase price of $1.8 billion, during the nine months ended September 30, 2011, compared to 175 commercial properties, for an aggregate purchase price of $1.3 billion, during the nine months ended September 30, 2010. Pursuant to the advisory agreement with our advisor, we pay an acquisition fee to our advisor of 2% of the contract purchase price of each property or asset acquired. We also reimburse our advisor for acquisition expenses incurred in the process of acquiring property or in the origination or acquisition of a loan other than for personnel costs for which our advisor receives acquisition fees.

Depreciation and Amortization Expenses. Depreciation and amortization expenses increased $49.4 million, or 210%, to $72.9 million for the nine months ended September 30, 2011, compared to $23.5 million for the nine months ended September 30, 2010.  The increase was primarily due to an increase in the average invested assets to $4.0 billion for the nine months ended September 30, 2011, from $1.4 billion for the nine months ended September 30, 2010.

Equity in Income (Loss) of Unconsolidated Joint Ventures.  We recorded income of $1.1 million for the nine months ended September 30, 2011, which represented our share of the Unconsolidated Joint Ventures’ net income. During the nine months ended September 30, 2010, we recorded our share of one of the Unconsolidated Joint Ventures’ net loss of $303,000.  The net loss was primarily due to acquisition related expenses.

Interest and Other Income.  Interest and other income decreased $757,000, or 72%, to $296,000 for the nine months ended September 30, 2011, compared to $1.1 million for the nine months ended September 30, 2010.   The decrease was primarily due to lower average uninvested cash of $113.5 million during the nine months ended September 30, 2011, as compared to $326.3 million during the nine months ended September 30, 2010, as a result of acquiring 324 rental income-producing properties subsequent to September 30, 2010.

Interest Expense.  Interest expense increased $44.1 million, or 294%, to $59.1 million for the nine months ended September 30, 2011, compared to $15.0 million during the nine months ended September 30, 2010.  The increase was primarily due to an increase in the average aggregate amount of notes payable outstanding to $1.6 billion during the nine months ended September 30, 2011, from $396.6 million for the nine months ended September 30, 2010.

Funds From Operations and Modified Funds From Operations

Funds From Operations (FFO) is a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts (NAREIT) and widely recognized by investors and analysts as one measure of operating performance of a real estate company.  The FFO calculation excludes items such as real estate depreciation and amortization, and gains and losses on the sale of real estate assets.  Depreciation and amortization as applied in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time.  Since real estate values have historically risen or fallen with market conditions, it is management’s view, and we believe the view of many industry investors and analysts, that the presentation of operating results for real estate companies by using the cost accounting method alone is insufficient.  In addition, FFO excludes gains and losses from the sale of real estate and real estate impairment charges on depreciable real estate, which we believe provides management and investors with a helpful additional measure of the performance of our real estate portfolio, as it allows for comparisons, year to year, that reflect the impact on operations from trends in items such as occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs.  We compute FFO in accordance with NAREIT’s definition.

In addition to FFO, we use Modified Funds From Operations (MFFO) as a non-GAAP supplemental financial performance measure to evaluate the operating performance of our real estate portfolio.  MFFO, as defined by our company, excludes from FFO acquisition related costs, which are required to be expensed in accordance with GAAP.  In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses.  Management believes that excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time, including after the Company ceases to acquire properties on a frequent and regular basis.  MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.

For all of these reasons, we believe FFO and MFFO, in addition to net income and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful in understanding the various ways in which our management evaluates the performance of our real estate portfolio over time. However, not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. FFO and MFFO should not be considered as alternatives to net income or to cash flows from operating activities, and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs.

MFFO may provide investors with a useful indication of our future performance, particularly after our acquisition stage, and of the sustainability of our current distribution policy.  However, because MFFO excludes acquisition expenses, which are an important component in an analysis of the historical performance of a property, MFFO should not be construed as a historic performance measure.  Neither the SEC, NAREIT, nor any other regulatory body has evaluated the acceptability of the exclusions contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP financial performance measure.

Our calculation of FFO and MFFO, and reconciliation to net income (loss), which is the most directly comparable GAAP financial measure, is presented in the table below for the three and nine months ended September 30, 2011 and 2010 (in thousands).  FFO and MFFO are influenced by the timing of acquisitions and the operating performance of our real estate investments.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$1,271	$(8)	$26,011	$(1,774)
Depreciation of real estate assets	19,318	7,664	48,755	14,945
Amortization of lease related costs	9,631	3,923	24,096	8,514
Depreciation and amortization of real estate assets in
unconsolidated joint ventures	395	518	1,224	546
Funds from operations (FFO)	30,615	12,097	100,086	22,231
Acquisition related expenses	24,480	16,203	47,201	34,131
Acquisition related expenses in unconsolidated joint ventures	—	10	—	747
Modified funds from operations (MFFO)	$55,095	$28,310	$147,287	$57,109

Set forth below is additional information that may be helpful in assessing our operating results:

• In order to recognize revenues on a straight-line basis over the terms of the respective leases, we recognized additional revenue by straight-lining rental revenue of $6.8 million and $17.8 million during the three and nine months ended September 30, 2011, respectively, and $6.7 million and $9.5 million during the three and nine months ended September 30, 2010, respectively. In addition, related to the Unconsolidated Joint Ventures, straight-line revenue of $53,000 and $65,000 for the three and nine months ended September 30, 2011, respectively, and $35,000 and $36,000 for the three and nine months ended September 30, 2010, respectively, is included in equity in income (loss) of unconsolidated joint ventures on the consolidated statements of operations.

• Amortization of deferred financing costs and amortization of fair value adjustments of mortgage notes assumed totaled $2.5 million and $5.6 million during the three and nine months ended September 30, 2011, respectively, and $853,000 and $1.8 million during the three and nine months ended September 30, 2010, respectively. In addition, related to the Unconsolidated Joint Ventures, amortization of deferred financing costs of $13,000 and $40,000 for the three and nine months ended September 30, 2011, respectively, and $14,000 and $16,000 for the three and nine months ended September 30, 2010, respectively, is included in equity in income (loss) of unconsolidated joint ventures on the consolidated statements of operations.

Distributions

In May 2011, the Company’s board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001781016 per share (which equates to 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period, commencing on July 1, 2011 and ending on September 30, 2011. In August 2011, the Company’s board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001781016 per share (which equates to 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period, commencing on October 1, 2011 and ending on December 31, 2011.

During the nine months ended September 30, 2011 and 2010, respectively, we paid distributions of $138.7 million and $74.0 million, including $78.3 million and $43.1 million, respectively, through the issuance of shares pursuant to our DRIP. The distributions paid during the nine months ended September 30, 2011 were funded by net cash provided by operating activities of $97.1 million, return of capital from the Unconsolidated Joint Ventures of $611,000 and proceeds from the issuance of common stock of $41.0 million. The distributions paid during the nine months ended September 30, 2010 were funded by net cash provided by operating activities of $22.0 million, proceeds from the issuance of common stock of $34.1 million and borrowings of $17.9 million.  Net cash provided by operating activities for the nine months ended September 30, 2011 and 2010, reflects a reduction for real estate acquisition related expenses incurred and expensed of $47.2 million and $34.1 million, respectively, in accordance with ASC 805, Business Combinations.  As set forth in the “Estimated Use of Proceeds” section of the prospectuses for the Offerings, we treat our real estate acquisition expenses as funded by proceeds from the offering of our shares. Therefore, for consistency, proceeds from the issuance of common stock for the nine months ended September 30, 2011 and 2010, respectively, have been reported as a source of distributions to the extent that acquisition expenses have reduced net cash flows from operating activities.

Share Redemptions

Our share redemption program provides that we will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing twelve months prior to the redemption date; provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, such shares will not be subject to the Trailing Twelve-month Cap.  In addition, all redemptions, including those upon death or qualifying disability, are limited to those that can be funded with cumulative net proceeds from the sale of shares through our DRIP.  During the nine months ended September 30, 2011, we received valid redemption requests relating to approximately 3.3 million shares, which we redeemed in full for $31.9 million (an average of $9.68 per share).  A valid redemption request is one that complies with the applicable requirements and guidelines of our current share redemption program set forth in the prospectus relating to the Follow-on Offering.  We have funded and intend to continue funding share redemptions with proceeds of our DRIP.  Subsequent to September 30, 2011, we redeemed approximately 1.0 million shares for a total of $9.9 million, or an average price per share of $9.71.

In addition to the caps discussed above, the redemptions are limited quarterly to 1.25% of the weighted average number of shares outstanding during the trailing twelve-month period.  In addition, the funding for redemptions each quarter generally will be limited to the net proceeds we receive from the sale of shares in the respective quarter under our DRIP.  The amended share redemption program further provides that while shares subject to redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, such shares will not be subject to the quarterly caps. Our board of directors may waive these quarterly caps in its sole discretion, subject to the Trailing Twelve-month Cap.

Liquidity and Capital Resources

As of September 30, 2011, we had cash and cash equivalents of $117.1 million and available borrowings of 18.0 million under our Credit Facility. Additionally, as of September 30, 2011, we had unencumbered properties with a gross book value of $1.9 billion, including $1.2 billion of assets that are part of the Credit Facility’s unencumbered borrowing base (the Borrowing Base Assets), which may be used as collateral to secure additional financing in future periods, subject to certain covenants and leverage and borrowing base restrictions related to our Credit Facility; however, the use of any Borrowing Base Assets as collateral would reduce the available borrowings under our Credit Facility.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for operating expenses, distributions and redemptions to stockholders and interest and principal on current and any future indebtedness.  In addition, as of September 30, 2011, we had entered into agreements of purchase and sale to acquire five retail properties for an aggregate purchase price of $30.0 million, as discussed in Note 10 to our condensed consolidated unaudited financial statements included in this prospectus supplement. We expect to meet our short-term liquidity requirements through cash provided by property operations and proceeds from the Follow-on Offering.  Operating cash flows are expected to increase as additional properties are added to our portfolio.  The offering and organization costs associated with the Offerings are initially paid by our advisor, which will be reimbursed for such costs up to 1.5% of the aggregate gross capital raised by us in the Offerings.  As of September 30, 2011, we recorded $40.3 million of such offering and organization costs.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any future indebtedness.  Generally, we expect to meet cash needs for items other than acquisitions and acquisition related expenses and debt maturities from our cash flow from operations, and we expect to meet cash needs for acquisitions and debt maturities from the net proceeds from the Follow-on Offering and from secured or unsecured borrowings on our current unencumbered properties and future properties, refinancing of current debt and borrowings on our Credit Facility. We expect that substantially all cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions as necessary, including the proceeds of the Follow-on Offering, cash advanced to us by our advisor, borrowing on the Credit Facility and/or future borrowings on our unencumbered assets. During the nine months ended September 30, 2011, we funded distributions to our stockholders with cash flows from operations offering proceeds and distributions from joint ventures as discussed above in the section captioned “Distributions.” The Credit Facility and certain notes payable contain customary affirmative, negative and financial covenants, including requirements for minimum net worth, debt service coverage ratios, and leverage ratios. These covenants may limit our ability to incur additional debt and make borrowings on the Credit Facility.

As of September 30, 2011, we had received and accepted subscriptions for approximately 343.4 million shares of common stock in the Offerings for gross proceeds of $3.4 billion.  As of September 30, 2011, we had redeemed a total of approximately 4.5 million shares of common stock for a cost of $43.8 million, at an average price per share of $9.68.

As of September 30, 2011, we and the Consolidated Joint Ventures had $2.1 billion of debt outstanding. See Note 8 to our condensed consolidated unaudited financial statements included in this prospectus supplement for certain terms of the debt outstanding. Additionally, the ratio of debt to total gross real estate assets net of gross intangible lease liabilities, as of September 30, 2011, was 44% and the weighted average years to maturity was 5.4 years.

Our contractual obligations as of September 30, 2011, were as follows (in thousands):

	Payments due by period (1) (2) (3)
		Less Than 1			More Than 5
	Total	Year	1-3 Years	4-5 Years	Years (7)
Principal payments - fixed rate debt(4)	$1,375,963	$23,225	$394,930	$112,908	$844,900
Interest payments - fixed rate debt	509,385	73,763	208,266	100,135	127,221
Principal payments - variable rate debt	91,649	—	899	90,750	—
Interest payments - variable rate debt(5)	10,888	2,950	7,761	177	—
Principal payments - credit facility	682,000	—	682,000	—	—
Interest payments - credit facility(6)	51,868	18,913	32,955	—	—
Total	$2,721,753	$118,851	$1,326,811	$303,970	$972,121

(1)	The table above does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.
(2)	As of September 30, 2011, we had $573.8 million of variable rate debt fixed through the use of interest rate swaps. We used the fixed rates under the swap agreement to calculate the debt payment obligations in future periods.
(3)	The table above does not include loan amounts associated with the Unconsolidated Joint Ventures of $45.9 million, which mature on various dates ranging from July 2020 to July 2021, as the loans are non-recourse to us.
(4)	Principal payment amounts reflect actual payments based on the face amount of notes payable secured by our wholly-owned properties and our Consolidated Joint Ventures. As of September 30, 2011, the fair value adjustment, net of amortization, of mortgage notes assumed was $1.1 million.
(5)	Rates ranging from 3.00% to 4.50% were used to calculate the variable debt payment obligations in future periods. These were the rates effective as of September 30, 2011.
(6)	Payment obligations for the Term Loan outstanding under the Credit Facility are based on an interest rate of 3.45%, which is the fixed rate under the executed swap agreement that had the effect of fixing the variable interest rate per annum through the maturity date of June 2014. Payment obligations for the Revolving Loans outstanding under the Credit Facility are based on an interest rate in effect subsequent to September 30, 2011 of 2.49%.
(7)	Assumes the Company accepts the interest rates that one lender may reset on September 1, 2013 and February 1, 2015, respectively, related to mortgage notes payable of $30.0 million and $32.0 million, respectively.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed the greater of 75% of our gross assets, valued at the greater of the aggregate cost (before depreciation and other non-cash reserves) or fair value of all assets owned by us, unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report.

As of September 30, 2011, we had entered into agreements of purchase and sale, with unaffiliated third-party sellers, to purchase a 100% interest in five retail properties, subject to meeting certain criteria, for an aggregate purchase price of $30.0 million, exclusive of closing costs.  As of September 30, 2011, we had $731,000 of property escrow deposits held by escrow agents in connection with these future property acquisitions, of which $325,000 will be forfeited if the transactions are not completed.  As of November 10, 2011, we had purchased all of these properties for $30.0 million, exclusive of closing costs, and no escrow deposits were forfeited.

In addition, we will be obligated to purchase a property from the Marana Joint Venture for an expected purchase price of $7.7 million, subject to certain criteria being met, including the completion of the building. We also purchased a property subject to an earnout provision obligating us to pay additional consideration to the seller contingent on the future leasing and occupancy of vacant space at the properties. Assuming all the conditions are satisfied, we estimate that we would be obligated to pay $5.5 million in accordance with the purchase agreement.

Cash Flow Analysis

Operating Activities.  During the nine months ended September 30, 2011, net cash provided by operating activities increased $75.1 million to $97.1 million, compared to $22.0 for the nine months ended September 30, 2010. The change was primarily due to increases in net income of $28.1 million, depreciation and amortization expenses, including amortization of deferred financing costs, totaling $54.5 million and the change in accounts payable and accrued expenses of $4.8 million, partially offset by an increase in the change in rents and tenant receivables of $12.0 million for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010.  See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Investing Activities.  Net cash used in investing activities increased $400.0 million to $1.8 billion for the nine months ended September 30, 2011 compared to $1.4 billion for the nine months ended September 30, 2010.  The increase was primarily due to the acquisition of 184 properties for an aggregate purchase price of $1.8 billion during the nine months ended September 30, 2011, compared to the acquisition of 175 properties and mortgage assets for an aggregate purchase price of $1.4 billion during the nine months ended September 30, 2010.

Financing Activities.  Net cash provided by financing activities increased $236.8 million to $1.7 billion for the nine months ended September 30, 2011, compared to $1.5 billion for the nine months ended September 30, 2010.  The change was primarily due to an increase in proceeds from mortgage notes payable of $627.8 million, partially offset by a decrease in the issuance of common stock of $275.2 million and increases in repayment of notes payable of $75.1 million, redemptions of common stock of $24.0 million and distributions to investors of $29.4 million during the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010.

Election as a REIT

We are taxed as a REIT under the Internal Revenue Code of 1986, as amended.  To maintain our qualification as a REIT, we must meet, and continue to meet, certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping.   As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed with regard to the dividends paid deduction excluding net capital gains).

If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates.  We will not be able to deduct distributions paid to our stockholders in any year in which we fail to qualify as a REIT.  We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders.  However, we believe that we are organized and operate in such a manner as to maintain our qualification for treatment as a REIT for federal income tax purposes.  No provision for federal income taxes has been made in our accompanying condensed consolidated unaudited financial statements.  We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying condensed consolidated unaudited financial statements.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.  We consider our critical accounting policies to be the following:

•	Investment in and Valuation of Real Estate and Related Assets;
•	Allocation of Purchase Price of Real Estate and Related Assets;
•	Revenue Recognition;
•	Investment in Unconsolidated Joint Ventures;
•	Investment in Mortgage Notes Receivable;
•	Investment in Marketable Securities;
•	Income Taxes; and
•	Derivative Instruments and Hedging Activities.

A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2010. Investment in Marketable Securities was not considered a critical accounting policy at year ended December 31, 2010 because such transactions had not occurred at that time. The information included in this prospectus supplement should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2010, and related notes thereto.

Investment in Marketable Securities

Investments in marketable securities consist of investments in CMBS. ASC 320 requires us to classify our investments in real estate securities as “trading,” “available-for-sale” or “held-to-maturity.” We classify our investments as available-for-sale as we intend to hold our investments until maturity, however we may sell them prior to their maturity. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are based on estimated quoted market prices from third party trading desks, where available. Upon the sale of a security, the realized net gain or loss is computed on a specific identification basis.

We monitor our available-for-sale securities for impairments. A loss is recognized when we determine that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. We consider many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of us to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings. The analysis of determining whether the impairment of a security is deemed to be other-than-temporary requires significant judgments and assumptions. The use of alternative judgments and assumptions could result in a different conclusion.

Amortization and accretion of premiums and discounts on securities available-for-sale are recognized in interest income on marketable securities over the contractual life, adjusted for actual prepayments, of the securities using the effective interest method.

Commitments and Contingencies

We may be subject to certain contingencies and commitments with regard to certain transactions.  Refer to Note 10 to our condensed consolidated unaudited financial statements included in this prospectus supplement for further explanations.

Related-Party Transactions and Agreements

We have entered into agreements with CR III Advisors and its affiliates, whereby we have paid and may continue to pay certain fees to, or reimburse certain expenses of, CR III Advisors or its affiliates such as acquisition and advisory fees and expenses, financing coordination fees, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and expenses, leasing fees and reimbursement of certain operating costs.  See Note 11 to our condensed consolidated unaudited financial statements included in this prospectus supplement for a discussion of the various related-party transactions, agreements and fees.

Subsequent Events

Certain events occurred subsequent to September 30, 2011 through the filing date of our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2011.  Refer to Note 14 to our condensed consolidated unaudited financial statements included in this prospectus supplement for further explanation.  Such events are:

•	Status of the Offerings;
•	Investment in real estate and related assets; and
•	Notes payable and credit facility

New Accounting Pronouncements

There are no accounting pronouncements that have been issued but not yet adopted by us that will have a material impact on our consolidated financial statements.

Off Balance Sheet Arrangements

As of September 30, 2011 and December 31, 2010, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

The prospectus is hereby supplemented with the following financial information, which is excerpted from our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2011.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

Unaudited Financial Statements of Cole Credit Property Trust III, Inc.

Condensed Consolidated Unaudited Balance Sheets as of September 30, 2011 and December 31, 2010	F-2

Condensed Consolidated Unaudited Statements of Operations for the three and nine months ended September 30, 2011 and 2010	F-3

Condensed Consolidated Unaudited Statement of Stockholders’ Equity for the nine months ended September 30, 2011	F-4

Condensed Consolidated Unaudited Statements of Cash Flows for the nine months ended September 30, 2011 and 2010	F-5

Notes to Condensed Consolidated Unaudited Financial Statements	F-6

COLE CREDIT PROPERTY TRUST III, INC.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
(in thousands except share and per share amounts)

	September 30, 2011	December 31, 2010
ASSETS
Investment in real estate and related assets:
Land	$1,088,711	$722,698
Buildings and improvements, less accumulated depreciation of $77,609
and $28,898, respectively	3,020,082	1,850,690
Acquired intangible lease assets, less accumulated amortization of $48,454
and $19,004, respectively	626,275	414,319
Total investment in real estate assets, net	4,735,068	2,987,707
Investment in mortgage notes receivable, net	64,618	63,933
Investment in marketable securities, net	24,506	—
Total investment in real estate, marketable securities and mortgage assets, net	4,824,192	3,051,640
Cash and cash equivalents	117,120	109,942
Restricted cash	16,220	12,123
Investment in unconsolidated joint ventures	22,080	14,966
Rents and tenant receivables, less allowance for doubtful accounts of
$160 and $89, respectively	49,645	24,581
Prepaid expenses, mortgage loan deposits and other assets	5,709	3,323
Deferred financing costs, less accumulated amortization of $8,434
and $2,918, respectively	46,943	27,083
Total assets	$5,081,909	$3,243,658

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable and credit facility	$2,148,518	$1,061,207
Accounts payable and accrued expenses	32,114	15,744
Escrowed investor proceeds	1,548	448
Due to affiliates	3,958	804
Acquired below market lease intangibles, less accumulated amortization of
$7,164 and $3,066, respectively	91,066	66,815
Distributions payable	17,752	14,448
Derivative liabilities, deferred rent and other liabilities	45,923	21,142
Total liabilities	2,340,879	1,180,608
Commitments and contingencies
Redeemable common stock	112,348	65,898

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued
and outstanding	—	—
Common stock, $0.01 par value; 990,000,000 shares authorized,
338,884,823 and 248,070,364 shares issued and outstanding,
respectively	3,388	2,481
Capital in excess of par value	2,931,323	2,164,528
Accumulated distributions in excess of earnings	(279,021)	(163,040)
Accumulated other comprehensive loss	(27,655)	(7,188)
Total stockholders’ equity	2,628,035	1,996,781
Noncontrolling interests	647	371
Total equity	2,628,682	1,997,152
Total liabilities and equity	$5,081,909	$3,243,658

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
(in thousands except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Revenues:
Rental and other property income	$88,990	$38,881	$229,710	$79,814
Tenant reimbursement income	7,279	2,177	17,010	4,538
Interest income on mortgage notes receivable	1,384	1,361	4,088	2,262
Interest income on marketable securities	13	—	13	—
Total revenue	97,666	42,419	250,821	86,614

Expenses:
General and administrative expenses	3,123	1,546	7,213	4,202
Property operating expenses	7,776	2,430	18,515	4,968
Property and asset management expenses	8,052	3,461	21,065	7,384
Acquisition related expenses	24,480	16,203	47,201	34,131
Depreciation	19,318	7,664	48,755	14,945
Amortization	9,631	3,923	24,096	8,514
Total operating expenses	72,380	35,227	166,845	74,144
Operating income	25,286	7,192	83,976	12,470

Other income (expense):
Equity in income (loss) of unconsolidated joint ventures	354	213	1,131	(303)
Interest and other income	74	284	296	1,053
Interest expense	(24,432)	(7,697)	(59,082)	(14,994)
Total other expense	(24,004)	(7,200)	(57,655)	(14,244)
Net income (loss)	1,282	(8)	26,321	(1,774)

Net income allocated to noncontrolling interests	11	—	310	—
Net income (loss) attributable to the Company	$1,271	$(8)	$26,011	$(1,774)

Weighted average number of common shares outstanding:
Basic and diluted	320,524,336	196,134,561	291,885,880	155,417,335

Net income (loss) attributable to the Company per common share:
Basic and diluted	$0.00	$(0.00)	$0.09	$(0.01)

Distributions declared per common share:	$0.16	$0.18	$0.49	$0.52

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

			Capital in	Accumulated	Accumulated
	Common Stock		Excess	Distributions	Other	Total	Non-
	Number of	Par	of Par	in Excess of	Comprehensive	Stockholders'	controlling	Total
	Shares	Value	Value	Earnings	Loss	Equity	Interests	Equity
Balance, January 1, 2011	248,070,364	$2,481	$2,164,528	$(163,040)	$(7,188)	$1,996,781	$371	$1,997,152
Issuance of common stock	94,108,456	940	934,823	—	—	935,763	—	935,763
Distributions to noncontrolling
interests	—	—	—	—	—	—	(34)	(34)
Distributions to investors	—	—	—	(141,992)	—	(141,992)	—	(141,992)
Commissions on stock sales and
related dealer manager fees	—	—	(76,137)	—	—	(76,137)	—	(76,137)
Other offering costs	—	—	(12,879)	—	—	(12,879)	—	(12,879)
Redemptions of common stock	(3,293,997)	(33)	(31,855)	—	—	(31,888)	—	(31,888)
Redeemable common stock	—	—	(46,450)	—	—	(46,450)	—	(46,450)
Purchase of investment from
noncontrolling interest	—	—	(707)	—	—	(707)	—	(707)
Comprehensive income:
Allocation of net income	—	—	—	26,011	—	26,011	310	26,321
Unrealized loss on marketable
securities	—	—	—	—	(1,082)	(1,082)	—	(1,082)
Unrealized loss on interest
rate swaps	—	—	—	—	(19,385)	(19,385)	—	(19,385)
Total comprehensive income	—	—	—	—	—	5,544	310	5,854
Balance, September 30, 2011	338,884,823	$3,388	$2,931,323	$(279,021)	$(27,655)	$2,628,035	$647	$2,628,682

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30,
	2011	2010
Cash flows from operating activities:
Net income (loss)	$26,321	$(1,774)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	48,755	14,945
Amortization of intangible lease assets and below market lease intangibles, net	25,411	8,514
Amortization of deferred financing costs	5,516	1,728
Amortization of fair value adjustments of mortgage notes payable assumed	64	36
Net accretion of discount on marketable securities	(3)	—
Net accretion on mortgage notes receivable	(760)	(397)
Bad debt expense	147	78
Equity in (income) loss of unconsolidated joint ventures	(1,131)	303
Return on investment from unconsolidated joint ventures	1,131	497
Changes in assets and liabilities:
Rents and tenant receivables	(25,211)	(13,234)
Prepaid expenses and other assets	(1,994)	(1,434)
Accounts payable and accrued expenses	10,817	6,021
Deferred rent and other liabilities	5,537	6,573
Due to affiliates	2,509	163
Net cash provided by operating activities	97,109	22,019
Cash flows from investing activities:
Investment in real estate, marketable securities and mortgage assets	(1,813,152)	(1,391,513)
Investment in unconsolidated joint ventures	(7,725)	(16,126)
Return of investment from unconsolidated joint ventures	611	—
Principal repayments from mortgage notes receivable	75	—
Payment of property escrow deposits	(37,375)	(40,153)
Refund of property escrow deposits	37,144	30,150
Change in restricted cash	(4,097)	(6,898)
Net cash used in investing activities	(1,824,519)	(1,424,540)
Cash flows from financing activities:
Proceeds from issuance of common stock	857,425	1,132,591
Offering costs on issuance of common stock	(88,371)	(109,996)
Redemptions of common stock	(31,888)	(7,930)
Distributions to investors	(60,350)	(30,972)
Proceeds from notes payable and credit facilities	1,158,188	530,375
Repayment of notes payable and credit facilities	(75,804)	(730)
Payment of loan deposits	(5,238)	(13,356)
Refund of loan deposits	4,936	13,157
Change in escrowed investor proceeds liability	1,100	(164)
Deferred financing costs paid	(25,376)	(15,234)
Distributions to noncontrolling interests	(34)	—
Net cash provided by financing activities	1,734,588	1,497,741
Net increase in cash and cash equivalents	7,178	95,220
Cash and cash equivalents, beginning of period	109,942	278,717
Cash and cash equivalents, end of period	$117,120	$373,937

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
September 30, 2011

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Credit Property Trust III, Inc. (the “Company”) is a Maryland corporation that was formed on January 22, 2008 (Date of Inception), which has elected to be taxed, and currently qualifies as a real estate investment trust (“REIT”) for federal income tax purposes.  Substantially all of the Company’s business is conducted through Cole REIT III Operating Partnership, LP (“CCPT III OP”), a Delaware limited partnership.  The Company is the sole general partner of, and owns a 99.99% partnership interest in, CCPT III OP.  Cole REIT Advisors III, LLC (“CR III Advisors”), the affiliate advisor to the Company, is the sole limited partner and owner of an insignificant noncontrolling partnership interest of less than 0.01% of CCPT III OP.

As of September 30, 2011, the Company owned 632 properties, comprising 29.8 million rentable square feet of single and multi-tenant retail and commercial space located in 45 states. As of September 30, 2011, the rentable space at these properties was 99% leased.  As of September 30, 2011, the Company also owned two mortgage notes receivable secured by two office buildings, each of which is subject to a net lease, and one commercial mortgage-backed securities (“CMBS”) bond.  In addition, through four joint venture arrangements, as of September 30, 2011, the Company had interests in eight properties comprising 1.1 million gross rentable square feet of commercial space and a land parcel under development comprising 139,000 square feet of land.

On October 1, 2008, pursuant to a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, the Company commenced its initial public offering on a “best efforts” basis of up to 230.0 million shares of its common stock at a price of $10.00 per share and up to 20.0 million additional shares pursuant to a distribution reinvestment plan (the “DRIP”), under which its stockholders could elect to have distributions reinvested in additional shares at the higher of $9.50 per share or 95% of the estimated value of a share of the Company’s common stock (the “Initial Offering”).

On January 6, 2009, the Company satisfied the conditions of its escrow agreement, issued approximately 262,000 shares under the Initial Offering and commenced its principal operations.  The Company terminated the Initial Offering on October 1, 2010.  At the completion of the Initial Offering, a total of approximately 217.5 million shares of common stock had been issued, including approximately 211.6 million shares issued in the primary offering and approximately 5.9 million shares issued pursuant to the Company’s DRIP.  The remaining 32.5 million unsold shares in the Initial Offering were deregistered.

On September 22, 2010, the registration statement for a follow-on offering of 275.0 million shares of the Company’s common stock was declared effective by the SEC (the “Follow-on Offering,” and collectively with the Initial Offering, the “Offerings”). Of the shares registered in the Follow-on Offering, the Company is offering up to 250.0 million shares in a primary offering at a price of $10.00 per share and up to 25.0 million shares under an amended and restated DRIP, under which its stockholders may elect to have distributions reinvested in additional shares at a price of $9.50 per share during the Follow-on Offering and until such time as the Company’s board of directors has determined a reasonable estimate of the value of the shares of common stock, at which time the shares of common stock will be offered under the DRIP at a purchase price equal to the most recently disclosed per share value. The Company commenced sales of its common stock pursuant to the Follow-on Offering after the termination of the Initial Offering on October 1, 2010. As of September 30, 2011, the Company had issued approximately 125.9 million shares of its common stock in the Follow-on Offering, including approximately 115.3 million shares issued in the primary offering and approximately 10.6 million shares issued pursuant to the Company’s DRIP. The Company had aggregate gross proceeds from the Offerings of $3.4 billion (including shares issued pursuant to the Company’s DRIP) as of September 30, 2011, before share redemptions of $43.8 million and offering costs, selling commissions, and dealer manager fees of $330.0 million.

The Company’s board of directors has approved closing the primary offering in early 2012.  The Company currently expects to stop selling shares of its common stock in the primary offering on or about February 29, 2012.  The Company intends to continue to sell shares of its common stock in the Follow-on Offering pursuant to the Company’s DRIP following the termination of the primary offering.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The condensed consolidated unaudited financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements.  In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for such periods.  Results for these interim periods are not necessarily indicative of full year results.  The information included in this prospectus supplement should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2010, and related notes thereto set forth in the Company’s Annual Report on Form 10-K.

The condensed consolidated unaudited financial statements include the accounts of the Company, its wholly-owned subsidiaries and consolidated joint venture arrangements in which the Company has controlling financial interests. The portion of the consolidated joint venture arrangements not owned by the Company is presented as noncontrolling interests as of and during the period consolidated. All intercompany balances and transactions have been eliminated in consolidation.

The Company is required to continually evaluate its variable interest entity (“VIE”) relationships and consolidate investments in these entities when it is determined to be the primary beneficiary of their operations. A VIE is broadly defined as an entity where either (i) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of an entity that most significantly impact the entity’s economic performance or (ii) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support.

        A variable interest holder is considered to be the primary beneficiary of a VIE if it has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors include, but are not limited to, the Company’s ability to direct the activities that most significantly impact the entity’s economic performance, its form of ownership interest, its representation on the entity's governing body, the size and seniority of its investment, its ability and the rights of other investors to participate in policy making decisions and to replace the manager of and/or liquidate the entity.

The Company evaluates the need to consolidate joint ventures based on standards set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).   In determining whether the Company has a controlling interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, power to make decisions and contractual and substantive participating rights of the partners/members as well as whether the entity is a VIE for which the Company is the primary beneficiary. As of September 30, 2011, the Company consolidated the accounts of two joint ventures (the “Consolidated Joint Ventures”).

Investment in and Valuation of Real Estate and Related Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization.  Amounts capitalized to real estate assets consist of construction and any tenant improvements, major improvements and betterments that extend the useful life of the related asset and leasing costs.  All repairs and maintenance are expensed as incurred.

Assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s assets by class are generally as follows:

Building and improvements	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lesser of useful life or lease term

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted operating cash flows expected from the Company’s use of the assets and the eventual disposition of such assets. In the event that such expected undiscounted operating cash flows do not exceed the carrying value, the Company will adjust the real estate and related intangible assets and liabilities to their respective fair values and recognize an impairment loss. No impairment losses were recorded during the three and nine months ended September 30, 2011 and 2010.

Projections of expected future cash flows require the Company to use estimates such as future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment.  The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related intangible assets.

When a property is identified as held for sale, the Company will cease depreciation and amortization of the asset and liabilities related to the property and estimate the sales price, net of selling costs.  If, in the Company’s opinion, the expected net sales price of the property is less than the carrying value of the property, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of September 30, 2011 or December 31, 2010.

Allocation of Purchase Price of Real Estate and Related Assets

Upon the acquisition of real properties, the Company allocates the purchase price of such properties to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values.  Acquisition related expenses are expensed as incurred.  The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building).  The Company obtains an independent appraisal for each real property acquisition.  The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land.  Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities.  The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease.  The above market and below market lease values are capitalized as intangible lease assets or liabilities, respectively.  Above market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases.  Below market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market and below market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income, which are avoided by acquiring an in-place lease.  Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease.  The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease.  These intangibles are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases.  If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables.  The use of alternative estimates may result in a different determination of the Company’s purchase price allocations, which could impact the Company’s results of operations.

The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt with similar maturities.  Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance is amortized to interest expense over the term of the mortgage note payable.

Restricted Cash and Escrows

Included in restricted cash was $13.5 million and $9.6 million as of September 30, 2011 and December 31, 2010, respectively, held by lenders in escrow accounts for tenant and capital improvements, leasing commissions, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender’s loan agreement. In addition, the Company had escrowed investor proceeds for which shares of common stock had not been issued of $1.5 million and $448,000 in restricted cash as of September 30, 2011 and December 31, 2010, respectively. Also included in restricted cash was $1.2 million and $2.1 million held by lenders in a lockbox account, as of September 30, 2011 and December 31, 2010, respectively. As part of certain debt agreements, rents from certain encumbered properties are deposited directly into a lockbox account, from which the monthly debt service payment is disbursed to the lender and the excess is disbursed to the Company.

Investment in Marketable Securities

Investments in marketable securities consist of investments in CMBS. ASC 320, Investments- Debt and Equity Securities, requires the Company to classify its investments in real estate securities as “trading,” “available-for-sale” or “held-to-maturity.” The Company classifies its investments as available-for-sale as the Company intends to hold its investments until maturity, however the Company may sell them prior to their maturity. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are based on estimated quoted market prices from third party trading desks, where available. Upon the sale of a security, the realized net gain or loss is computed on a specific identification basis.

The Company monitors its available-for-sale securities for impairments. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings. The analysis of determining whether the impairment of a security is deemed to be other-than-temporary requires significant judgments and assumptions. The use of alternative judgments and assumptions could result in a different conclusion.

Amortization and accretion of premiums and discounts on securities available-for-sale are recognized in interest income on marketable securities over the contractual life, adjusted for actual prepayments, of the securities using the effective interest method.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

Investment in Unconsolidated Joint Ventures

Investment in unconsolidated joint ventures as of September 30, 2011 consists of the Company’s interest in two joint ventures that own seven multi-tenant properties (the “Unconsolidated Joint Ventures”).  Consolidation of these investments is not required as the entities do not qualify as VIEs and do not meet the control requirements for consolidation, as defined in ASC 810. Both the Company and the respective joint venture partner must approve decisions about the respective entity’s activities that significantly influence the economic performance of the entity.  As of September 30, 2011, the Unconsolidated Joint Ventures held total assets of $72.6 million and non-recourse mortgage notes payable of $45.9 million.

The Company accounts for the Unconsolidated Joint Ventures using the equity method of accounting per guidance established under ASC 323, Investments – Equity Method and Joint Ventures (“ASC 323”).  The equity method of accounting requires the investment to be initially recorded at cost and subsequently adjusted for the Company’s share of equity in the joint venture’s earnings and distributions.  The Company evaluates the carrying amount of the investments for impairment in accordance with ASC 323.  Each of the Unconsolidated Joint Ventures is evaluated for potential impairment if the carrying amount of the investment exceeds its fair value. An impairment charge is recorded when an impairment is deemed to be other-than-temporary. To determine whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until the carrying value is fully recovered. The evaluation of an investment in a joint venture for potential impairment requires the Company’s management to exercise significant judgment and to make certain assumptions.  No impairment losses were recorded related to the Unconsolidated Joint Ventures for the three and nine months ended September 30, 2011 and 2010.

Concentration of Credit Risk

As of September 30, 2011, the Company had cash on deposit, including restricted cash, in seven financial institutions, nine of which had deposits in excess of current federally insured levels totaling $34.9 million; however the Company has not experienced any losses in such accounts. The Company limits investment of cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.

As of September 30, 2011, no single tenant accounted for greater than 10% of the Company’s 2011 gross annualized rental revenues.  As of September 30, 2011, tenants in the specialty retail, drugstore and grocery industries comprised 16%, 12% and 10%, respectively, of 2011 gross annualized rental revenues.  Additionally, the Company has certain geographic concentrations in its property holdings.  In particular, as of September 30, 2011, 115 of the Company’s properties were located in Texas and 27 properties were located in Arizona, accounting for 17% and 10%, respectively, of the Company’s 2011 gross annualized rental revenues.

Redeemable Common Stock

The Company’s share redemption program provides that the Company will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing twelve months prior to the redemption date (the “Trailing Twelve-month Cap”); provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, such shares will not be subject to the Trailing Twelve-month Cap. In addition, all redemptions, including those upon death or qualifying disability, are limited to those that can be funded with cumulative net proceeds from the sale of shares through the Company’s DRIP. As of September 30, 2011 and December 31, 2010, the Company had issued approximately 16.4 million and approximately 8.2 million shares of common stock under the Company’s DRIP, respectively, for cumulative proceeds of $156.1 million and $77.8 million, respectively, which are recorded as redeemable common stock, net of redemptions, in the respective condensed consolidated unaudited balance sheets. As of September 30, 2011 and December 31, 2010, the Company had redeemed approximately 4.5 million and approximately 1.2 million shares of common stock, respectively, for an aggregate price of $43.8 million and $11.9 million, respectively. Redeemable common stock is recorded at the greater of the carrying amount or redemption value each reporting period. Changes in the value from period to period are recorded as an adjustment to capital in excess of par value.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

In addition to the caps discussed above, the redemptions are limited quarterly to 1.25% of the weighted average number of shares outstanding during the trailing twelve-month period. In addition, the funding for redemptions each quarter generally will be limited to the net proceeds the Company receives from the sale of shares in the respective quarter under the Company’s DRIP.  The amended share redemption program further provides that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, such shares will not be subject to the quarterly caps. The Company’s board of directors may waive these quarterly caps in its sole discretion, subject to the Trailing Twelve-month Cap.

NOTE 3 — FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e. interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, restricted cash, rents and tenant receivables, prepaid expenses and mortgage loan deposits, accounts payable and accrued expenses and other assets and liabilities – The Company considers the carrying values of these financial instruments, assets and liabilities to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Mortgage notes receivable – The fair value is estimated by discounting the expected cash flows on the notes at current rates at which management believes similar loans would be made. The estimated fair value of these notes was $71.0 million and $64.0 million as of September 30, 2011 and December 31, 2010, respectively, as compared to the carrying values of $64.6 million and $63.9 million as of September 30, 2011 and December 31, 2010, respectively.

Notes payable and credit facility – The fair value is estimated using a discounted cash flow technique based on estimated borrowing rates available to the Company as of September 30, 2011 and December 31, 2010. The estimated fair value of the notes payable and credit facility was $2.2 billion and $1.0 billion as of September 30, 2011 and December 31, 2010, respectively, as compared to the carrying value of $2.1 billion and $1.1 billion as of September 30, 2011 and December 31, 2010, respectively.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

Marketable securities – The Company’s marketable securities are carried at fair value and are valued using Level 3 inputs.  The Company primarily uses estimated non-binding quoted market prices from the trading desks of financial institutions that are dealers in such bonds, where available, for similar CMBS tranches that actively participate in the CMBS market, which may be adjusted for industry benchmarks, such as CMBX Index, where applicable.  Market conditions, such as interest rates, liquidity, trading activity and credit spreads may cause significant variability to the received quotes.  If the Company is unable to obtain quotes from third parties or if the Company believes the quotes received are inaccurate, the Company would estimate fair value using internal models that primarily consider the CMBX Index, expected cash flows, known and expected defaults and rating agency reports.  Changes in market conditions, as well as changes in the assumptions or methodology used to estimate fair value, could result in a significant increase or decrease in the recorded amount of the securities.  As of September 30, 2011, no marketable securities were valued using internal models.  As of December 31, 2010, the Company did not own any marketable securities.  Significant judgment is involved in valuations and different judgments and assumptions used in management’s valuation could result in alternative valuations.  If there continues to be significant disruptions to the financial markets, the Company’s estimates of fair value may have significant volatility.

Derivative Instruments – The Company’s derivative instruments represent interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. The Company includes the impact of credit valuation adjustments on derivative instruments measured at fair value.

Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial instruments.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of September 30, 2011 and December 31, 2010 (in thousands):

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	Balance as of	Identical Assets	Observable Inputs	Inputs
	September 30, 2011	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	$24,506	$—	$—	$24,506
Liabilities:
Interest rate swaps	$(26,573)	$—	$(26,573)	$—

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	Balance as of	Identical Assets	Observable Inputs	Inputs
	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate swap	$141	$—	$141	$—
Liabilities:
Interest rate swaps	$(7,329)	$—	$(7,329)	$—

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

NOTE 4 — REAL ESTATE ACQUISITIONS

2011 Property Acquisitions

During the nine months ended September 30, 2011, the Company acquired a 100% interest in 184 commercial properties for an aggregate purchase price of $1.8 billion (the “2011 Acquisitions”).  The Company purchased the 2011 Acquisitions with net proceeds from the Offerings and through the issuance of mortgage notes. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed.  The following table summarizes the purchase price allocation (in thousands):

September 30, 2011
Land	$366,134
Building and improvements	1,219,257
Acquired in-place leases	191,521
Acquired above-market leases	49,776
Acquired below-market leases	(28,421)
Fair value adjustment of assumed notes payable	438
Total purchase price	$1,798,705

The Company recorded revenue for the three and nine months ended September 30, 2011 of $27.4 million and $41.5 million, respectively, and a net loss for the three and nine months ended September 30, 2011 of $11.0 million and $24.7 million, respectively, related to the 2011 Acquisitions. The Company expensed $24.5 million and $47.2 million of acquisition costs for the three and nine months ended September 30, 2011, respectively.

The following information summarizes selected financial information of the Company, as if all of the 2011 Acquisitions were completed on January 1, 2010 for each period presented below.  The table below presents the Company’s estimated revenue and net income, on a pro forma basis, for the three and nine months ended September 30, 2011 and 2010 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Pro forma basis:
Revenue	$164,605	$136,736	$323,911	$201,091
Net income attributable to the Company	$79,045	$65,663	$108,848	$10,731

The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of each year, nor does it purport to represent the results of future operations.

2011 Investments in Joint Ventures

The Company acquired a single tenant retail store for an aggregate purchase price of $5.9 million through the repayment of a construction loan facility (the “Rice Lake JV Construction Facility”) and the purchase of the joint venture partner’s noncontrolling interest during the nine months ended September 30, 2011. This purchase is included in the 2011 Acquisitions.

During the nine months ended September 30, 2011, the Company also acquired a controlling financial interest in one of the Consolidated Joint Ventures, which purchased a land parcel for $1.0 million, upon which a single tenant commercial store will be developed (the “Marana Joint Venture”). Upon completion of the building, the Company will be obligated to purchase the property from the joint venture subject to certain criteria being met. The construction will be funded by a construction loan facility of $5.2 million (the “Marana JV Construction Facility”). As of September 30, 2011, $149,000 had been drawn on the Marana JV Construction Facility.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

In addition, during the nine months ended September 30, 2011, the Company acquired an interest in a joint venture arrangement, which has $28.4 million of real estate assets and $20.4 million of mortgage notes payable, which is secured by the real estate assets.  This joint venture is included in the Unconsolidated Joint Ventures as discussed in Note 2 to these condensed consolidated unaudited financial statements.

2011 Earnout Agreement

During the three months ended September 30, 2011, the Company purchased a property subject to an earnout provision obligating the Company to pay additional consideration to the seller contingent on the future leasing and occupancy of vacant space at the properties. This earnout payment is based on a predetermined formula and has a set time period regarding the obligation to make the payment. If, at the end of the time period, certain space has not been leased and occupied, the Company will have no further obligation. Assuming all the conditions are satisfied, the Company estimates that it would be obligated to pay $5.5 million in accordance with the purchase agreement.  This estimate is included in the accompanying September 30, 2011 condensed consolidated balance sheet in accounts payable and accrued expenses.

2010 Property Acquisitions

During the nine months ended September 30, 2010, the Company acquired a 100% interest in 175 commercial properties, for an aggregate purchase price of $1.3 billion (the “2010 Acquisitions”). The Company purchased the 2010 Acquisitions with net proceeds of the Initial Offering and through the issuance of mortgage notes. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed.  The following table summarizes the purchase price allocation (in thousands):

September 30, 2010
Land	$298,466
Building and improvements	907,066
Acquired in-place leases	140,129
Acquired above-market leases	27,007
Acquired below-market leases	(40,837)
Fair value adjustment of assumed notes	965
Total purchase price	$1,332,796

The Company recorded revenue for the three and nine months ended September 30, 2010 of $24.7 million and $35.1 million, respectively, and net loss for the three and nine months ended September 30, 2010 of $5.4 million and $17.4 million, respectively, related to the 2010 Acquisitions. In addition, the Company expensed $16.2 million and $34.1 million of acquisition costs for the three and nine months ended September 30, 2010, respectively.

2010 Investments in Joint Ventures

During the nine months ended September 30, 2010, the Company acquired a controlling financial interest in a joint venture arrangement, which included an investment of $1.7 million in land and related construction costs. As of September 30, 2010, $340,000 had been drawn on the Rice Lake JV Construction Facility used to develop a single tenant retail store.

In addition, during the nine months ended September 30, 2010, the Company acquired an interest in a joint venture arrangement, which acquired six multi-tenant properties for $42.6 million. The acquisitions were financed with a mortgage note payable of $26.0 million, which is secured by the properties on which the debt was placed. This joint venture is included in the Unconsolidated Joint Ventures as discussed in Note 2 to these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

NOTE 5 — INVESTMENT IN MORTGAGE NOTES RECEIVABLE

As of September 30, 2011, the Company owned two mortgage notes receivable, each of which is secured by an office building.  As of September 30, 2011, the mortgage notes balance of $64.6 million consisted of the outstanding face amount of the mortgage notes of $73.9 million, a $12.0 million discount, $1.3 million of acquisition costs and net accumulated accretion of discounts and amortization of acquisition costs of $1.4 million.  As of December 31, 2010, the mortgage notes balance of $63.9 million consisted of the face amount of the mortgage notes of $74.0 million, a $12.0 million discount, $1.3 million of acquisition costs and net accumulated accretion of discounts and amortization of acquisition costs of $642,000.  The discount is accreted and acquisition costs are amortized over the terms of each respective mortgage note using the effective interest rate method. The mortgage notes have a fixed interest rate of 5.93% per annum and mature on October 1, 2018.  Interest only payments are due each month until September 1, 2011, and interest and principal payments are due each month from October 1, 2011 until October 1, 2018.  There were no amounts past due as of September 30, 2011.

The Company evaluates the collectability of both interest and principal on each mortgage note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators, such as underlying collateral and payment history.  No impairment losses or allowances were recorded related to mortgage notes receivable for the nine months ended September 30, 2011 and 2010.

NOTE 6 — INVESTMENT IN MARKETABLE SECURITIES

As of September 30, 2011, the Company owned one CMBS bond, with an estimated aggregate fair value of $24.5 million. The Company did not own any CMBS bonds as of December 31, 2010. The following table provides the activity for the CMBS bond during the nine months ended September 30, 2011 (in thousands):

	Amortized Cost Basis	Unrealized Loss	Total
Marketable securities as of December 31, 2010	$—	$—	$—
Face value of marketable securities	32,822	—	32,822
Discounts on purchase of marketable securities, net
of acquisition costs	(7,237)	—	(7,237)
Net accretion of discounts on marketable securities	3	—	3
Decrease in fair value of marketable securities	—	(1,082)	(1,082)
Marketable securities as of September 30, 2011	$25,588	$(1,082)	$24,506

The following table shows the fair value and gross unrealized losses of the Company’s CMBS bond and its holding period as of September 30, 2011 (in thousands):

Holding Period of Gross Unrealized Losses of Marketable Securities
	Less than 12 months		12 Months or More		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses
CMBS	$24,506	$(1,082)	$—	$—	$24,506	$(1,082)

The cumulative unrealized loss as of September 30, 2011, was deemed to be a temporary impairment based upon the following: (i) the Company having no intent to sell these securities, (ii) it is more likely than not that the Company will not be required to sell the securities before recovery and (iii) the Company’s expectation to recover the entire amortized cost basis of these securities. The Company determined that the cumulative unrealized loss resulted from volatility in interest rates and credit spreads and other qualitative factors relating to macro-credit conditions in the mortgage market. Additionally, as of September 30, 2011, the Company had determined that the subordinate CMBS tranches below the Company’s CMBS investment adequately protected the Company’s ability to recover its investment and that the Company’s estimates of anticipated future cash flows from the CMBS investment had not been adversely impacted by any deterioration in the creditworthiness of the specific CMBS issuers.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

The scheduled maturity of the Company’s CMBS bond as of September 30, 2011 is as follows (in thousands):

	Available-for-sale
	Amortized Cost	Estimated Fair Value
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	25,588	24,506
Due after ten years	—	—
	$25,588	$24,506

Actual maturities of marketable securities can differ from contractual maturities because borrowers may have the right to prepay obligations. In addition, factors such as prepayments and interest rates may affect the yields on the marketable securities.

NOTE 7 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risks. The following table summarizes the notional amount and fair value of the Company’s derivative instruments (in thousands):

		Outstanding				Fair Value of (Liability) Asset
	Balance Sheet	Notional	Interest	Effective	Maturity	September 30,	December 31,
	Location	Amount	Rate (1)	Date	Date	2011	2010

Derivatives designated as hedging instruments

	Derivative liabilities, deferred
Interest Rate Swaps(2)	rent and other liabilities	$19,275	5.95%	9/8/2009	8/29/2012	$(308)	$(505)
	Derivative liabilities, deferred
Interest Rate Swap	rent and other liabilities	17,500	5.75%	12/18/2009	1/1/2017	(1,691)	(716)
	Derivative liabilities, deferred
Interest Rate Swap	rent and other liabilities	156,000	3.99%	7/30/2010	8/5/2015	(9,884)	(4,155)
	Derivative liabilities, deferred
Interest Rate Swap(3)	rent and other liabilities	15,000	4.31%	7/30/2010	7/15/2017	(837)	141
	Derivative liabilities, deferred
Interest Rate Swap	rent and other liabilities	105,000	4.72%	8/25/2010	9/5/2015	(5,629)	(1,440)
	Derivative liabilities, deferred
Interest Rate Swaps(4)	rent and other liabilities	23,200	6.83%	12/16/2010	7/6/2016	(1,717)	(513)
	Derivative liabilities, deferred
Interest Rate Swap	rent and other liabilities	7,800	5.73%	3/4/2011	4/1/2021	(1,226)	—
	Derivative liabilities, deferred
Interest Rate Swaps(5)	rent and other liabilities	30,000	6.06%	3/30/2011	3/30/2016	(2,029)	—
	Derivative liabilities, deferred
Interest Rate Swap	rent and other liabilities	200,000	3.45%	6/30/2011	6/27/2014	(2,940)	—
	Derivative liabilities, deferred
Interest Rate Swap	rent and other liabilities	79,000	4.29%	6/29/2012(6)	4/30/2016	(312)	—
		$652,775				$(26,573)	$(7,188)

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

(1)	The interest rate consists of the underlying index swapped to a fixed rate and the applicable interest rate spread.
(2)	On September 8, 2009, the Company executed 15 swap agreements with identical terms and with an original aggregate notional amount of $20.0 million.
(3)	As of December 31, 2010, the fair value of the interest rate swap agreement was in a financial asset position and was included in the accompanying December 31, 2010 condensed consolidated balance sheet in prepaid expenses, mortgage loan deposits and other assets.
(4)	On December 16, 2010, the Company executed 17 swap agreements with identical terms and with an aggregate notional amount of $23.2 million.
(5)	On March 30, 2011, the Company executed 23 swap agreements with identical terms and with an aggregate notional amount of $30.0 million.
(6)	On September 2, 2011, the Company executed a swap agreement with an effective date of June 29, 2012.
fixed rate under the executed swap agreement that had the effect of fixing the variable interest rate per annum through the maturity date of June 2014. Payment obligations for the Revolving Loans outstanding under the Credit Facility are based on an interest rate in effect subsequent to September 30, 2011 of 2.49%.
(7)	Assumes the Company accepts the interest rates that one lender may reset on September 1, 2013 and February 1, 2015, respectively, related to mortgage notes payable of $30.0 million and $32.0 million, respectively.

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 to these condensed consolidated unaudited financial statements. The notional amount under the agreements is an indication of the extent of the Company’s involvement in each instrument at the time, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument.  The Company designated the interest rate swaps as cash flow hedges, to hedge the variability of the anticipated cash flows on its variable rate notes payable.  The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income or loss.

The following table summarizes the unrealized losses and gains on the Company’s derivative instruments and hedging activities (in thousands):

	Amount of (Loss) Gain Recognized in
	Other Comprehensive (Loss) Income on Derivatives
	Three Months Ended September 30,		Nine Months Ended September 30,
Derivatives in Cash Flow Hedging Relationships	2011	2010	2011	2010
Interest Rate Swaps (1)	$(13,477)	$11,574	$(19,385)	$10,336

(1)	There were no portions of the change in the fair value of the interest rate swap agreements that were considered ineffective during the nine months ended September 30, 2011 and 2010. No previously effective portion of gains or losses that were recorded in accumulated other comprehensive loss during the term of the hedging relationship was reclassified into earnings during the nine months ended September 30, 2011 and 2010.

The Company has agreements with each of its derivative counterparties that contain a provision whereby if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations resulting in an acceleration of payment.

In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with credit-worthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty.  As of September 30, 2011 and December 31, 2010, respectively, there were no termination events or events of default related to the interest rate swaps.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

NOTE 8 — NOTES PAYABLE AND CREDIT FACILITY

As of September 30, 2011, the Company and its Consolidated Joint Ventures had $2.1 billion of debt outstanding, with a weighted average years to maturity of 5.4 years and weighted average interest rate of 4.69%. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the total debt outstanding was $4.0 billion as of September 30, 2011.  Each of the mortgage notes payable is secured by the respective properties on which the debt was placed. The following table summarizes the debt activity during the nine months ended and as of September 30, 2011 (in thousands).

		During the Nine Months Ended September 30, 2011
	Balance as of	Debt Issuance			Balance as of
	December 31, 2010	and Assumptions	Repayments	Other (1)	September 30, 2011
Fixed rate debt (2)	$987,825	$388,794	$(1,376)	$(374)	$1,374,869
Variable rate debt	3,382	92,695	(4,428)	—	91,649
Credit facilities (3)	70,000	682,000	(70,000)	—	682,000
Total (4)	$1,061,207	$1,163,489	$(75,804)	$(374)	$2,148,518

(1)	Represents fair value adjustment of assumed mortgage notes payable, net of amortization.
(2)	As of September 30, 2011, the fixed rate debt includes $373.8 million of variable rate debt fixed through the use of interest rate swaps. In addition, the fixed rate debt includes a mortgage note assumed with a face amount of $5.3 million and a fair value of $4.9 million.
(3)	During the nine months ended September 30, 2011, CCPT III OP entered into a credit facility providing borrowings up to
$700.0 million (the “Credit Facility”), which includes a $200.0 million term loan (the “Term Loan”) and up to
$500.0 million in revolving loans (the “Revolving Loans”). As of September 30, 2011, the Company had $18.0 million available under the Credit Facility based on the underlying borrowing base of $1.2 billion. The Credit Facility may be increased to a maximum of $950.0 million. In addition, the Company repaid all amounts outstanding and terminated its obligations under two credit facilities during the nine months ended September 30, 2011.
(4)	The table above does not include loan amounts associated with the Unconsolidated Joint Ventures of $45.9 million, which mature on various dates ranging from July 2020 to July 2021, as the loans are non-recourse to the Company.

The fixed rate debt has interest rates ranging from 3.99% to 6.83% per annum. The variable rate debt has variable interest rates ranging from LIBOR plus 275 basis points to 300 basis points per annum, with certain debt containing LIBOR floors. As of September 30, 2011, the fixed rate debt and variable rate debt had a combined weighted average interest rate of 5.17%. The debt outstanding matures on various dates from August 2012 through October 2021.

Depending upon the type of loan specified and overall leverage ratio, the Revolving Loans bear interest at either LIBOR plus an interest rate spread ranging from 2.25% to 3.00% or a base rate plus an interest rate spread ranging from 1.25% to 2.00%. The base rate is the greater of (i) LIBOR plus 1.00%, (ii) Bank of America N.A.’s Prime Rate or (iii) the Federal Funds Rate plus 0.50%.  During the nine months ended September 30, 2011, the Company executed a swap agreement associated with the Term Loan, which had the effect of fixing the variable interest rate per annum through the maturity date of the respective loan at 3.45%. The Revolving Loans and Term Loan had a combined weighted average interest rate of 3.51% during the nine months ended September 30, 2011.

The Credit Facility and certain notes payable contain customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions. These agreements also include usual and customary events of default and remedies for facilities of this nature. Based on the Company’s analysis and review of its results of operations and financial condition, the Company believes it was in compliance with the covenants of the Credit Facility and such notes payable as of September 30, 2011.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

NOTE 9 — SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures for the nine months ended September 30, 2011 and 2010 are as follows (in thousands):

	Nine Months Ended September 30,
	2011	2010
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$17,752	$12,020
Fair value of mortgage notes assumed in real estate acquisitions
at date of assumption	$4,863	$4,875
Common stock issued through distribution reinvestment plan	$78,338	$43,061
Net unrealized (loss) gain on interest rate swaps	$(19,385)	$10,336
Unrealized loss on marketable securities	$(1,082)	$—
Earnout liability	$5,519	$—
Accrued other offering costs	$827	$453
Accrued capital expenditures	$34	$490
Supplemental Cash Flow Disclosures:
Interest paid, net of capitalized interest of $42,000 and $26,000, respectively	$51,274	$11,240

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any pending legal proceedings of which the outcome is reasonably likely to have a material effect on its results of operations, financial condition or liquidity.

Purchase Commitments

As of September 30, 2011, the Company had entered into agreements of purchase and sale, with unaffiliated third-party sellers, to purchase a 100% interest in five retail properties, subject to meeting certain criteria, for an aggregate purchase price of $30.0 million, exclusive of closing costs.  As of September 30, 2011, the Company had $731,000 of property escrow deposits held by escrow agents in connection with these future property acquisitions, of which $325,000 will be forfeited if the transactions are not completed. These deposits are included in the accompanying September 30, 2011 condensed consolidated balance sheet in prepaid expenses, mortgage loan deposits and other assets.  As of November 10, 2011, the Company had purchased all of these properties for $30.0 million, exclusive of closing costs, and no escrow deposits were forfeited.

In addition, the Company will be obligated to purchase a property from the Marana Joint Venture for an expected purchase price of $7.7 million, subject to certain criteria being met, including the completion of the building.

Environmental Matters

In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company owns certain properties that are subject to environmental remediation. In each case, the seller of the property, the tenant of the property and/or another third party has been identified as the responsible party for environmental remediation costs related to the property. Additionally, in connection with the purchase of certain of the properties, the respective sellers and/or tenants have indemnified the Company against future remediation costs. The Company also carries environmental liability insurance on its properties which provides limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. The Company does not believe that the environmental matters identified at such properties will have a material effect on its results of operations, financial condition or liquidity, nor is it aware of any environmental matters at other properties which it believes will have a material effect on its results of operations, financial condition or liquidity.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

NOTE 11 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred, and will continue to incur, commissions, fees and expenses payable to its advisor and certain affiliates in connection with the Offerings and the acquisition, management and sale of the assets of the Company.

Offerings

In connection with the Offerings, Cole Capital Corporation (“Cole Capital”), the Company’s affiliated dealer manager, received and expects to continue to receive, a selling commission of up to 7.0% of gross offering proceeds, before reallowance of commissions earned by participating broker-dealers. Cole Capital has and intends to continue to reallow 100% of selling commissions earned to participating broker-dealers. In addition, Cole Capital received, and will continue to receive, 2.0% of gross offering proceeds, before reallowance to participating broker-dealers, as a dealer manager fee in connection with the Offerings. Cole Capital, in its sole discretion, may reallow all or a portion of its dealer manager fee to such participating broker-dealers as a marketing and due diligence expense reimbursement, based on factors such as the volume of shares sold by such participating broker-dealers and the amount of marketing support provided by such participating broker-dealers. No selling commissions or dealer manager fees are paid to Cole Capital or other broker-dealers with respect to shares sold under the Company’s DRIP.

All other organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions and the dealer manager fee) are paid by CR III Advisors or its affiliates and are reimbursed by the Company up to 1.5% of aggregate gross offering proceeds. A portion of the other organization and offering expenses may be underwriting compensation. As of September 30, 2011, CR III Advisors had paid organization and offering costs of $3.4 million in connection with the Follow-on Offering. These costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 1.5% of gross proceeds from the Follow-on Offering. As the Company raises additional proceeds from the Follow-on Offering, these costs may become payable.

The Company recorded commissions, fees and expense reimbursements as shown in the table below for services provided by CR III Advisors and its affiliates related to the services described above during the periods indicated (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Offering:
Selling commissions	$21,292	$25,232	$58,999	$77,723
Selling commissions reallowed by Cole Capital	$21,292	$25,232	$58,999	$77,723
Dealer manager fee	$6,191	$7,313	$17,138	$22,590
Dealer manager fee reallowed by Cole Capital	$3,227	$3,672	$8,822	$11,223
Other organization and offering expenses	$4,651	$2,729	$12,879	$9,646

Acquisitions and Operations

CR III Advisors or its affiliates also receive acquisition and advisory fees of up to 2.0% of the contract purchase price of each asset for the acquisition, development or construction of properties and will be reimbursed for acquisition expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction does not exceed 6.0% of the contract purchase price.

The Company paid, and expects to continue to pay, CR III Advisors a monthly asset management fee of 0.0417%, which is one-twelfth of 0.5%, of the Company’s average invested assets for that month (the “Asset Management Fee”). The Company will reimburse costs and expenses incurred by Cole Realty Advisors in providing asset management services.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

The Company paid, and expects to continue to pay, Cole Realty Advisors, Inc. (“Cole Realty Advisors”), its affiliated property manager, fees for the management and leasing of the Company’s properties. Property management fees are up to 2.0% of gross revenue for single-tenant properties and 4.0% of gross revenue for multi-tenant properties and leasing commissions will be at prevailing market rates; provided however, that the aggregate of all property management and leasing fees paid to affiliates plus all payments to third parties will not exceed the amount that other nonaffiliated management and leasing companies generally charge for similar services in the same geographic location. Cole Realty Advisors may subcontract its duties for a fee that may be less than the fee provided for in the property management agreement. The Company reimburses Cole Realty Advisors’ costs of managing and leasing the properties.

The Company reimburses CR III Advisors for all expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse CR III Advisors for any amount by which its operating expenses (including the Asset Management Fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period, unless the Company’s independent directors find that a higher level of expense is justified for that year based on unusual and non-recurring factors. The Company will not reimburse CR III Advisors for personnel costs in connection with services for which CR III Advisors receives acquisition fees and real estate commissions.

If CR III Advisors, or its affiliates, provides substantial services, as determined by the independent directors, in connection with the origination or refinancing of any debt financing obtained by the Company that is used to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay CR III Advisors or its affiliates a financing coordination fee equal to 1% of the amount available and/or outstanding under such financing; provided however, that CR III Advisors or its affiliates shall not be entitled to a financing coordination fee in connection with the refinancing of any loan secured by any particular property that was previously subject to a refinancing in which CR III Advisors or its affiliates received such a fee. Financing coordination fees payable from loan proceeds from permanent financing will be paid to CR III Advisors or its affiliates as the Company acquires and/or assumes such permanent financing. With respect to any revolving line of credit, no financing coordination fees will be paid on loan proceeds from any line of credit unless all net offering proceeds received as of the date proceeds from the line of credit are drawn for the purpose of acquiring properties have been invested. In addition, with respect to any revolving line of credit, CR III Advisors or its affiliates will receive financing coordination fees only in connection with amounts being drawn for the first time and not upon any re-drawing of amounts that had been repaid by the Company.

The Company recorded fees and expense reimbursements as shown in the table below for services provided by CR III Advisors and its affiliates related to the services described above during the periods indicated (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Acquisitions and Operations:
Acquisition fees and expenses	$19,617	$13,950	$37,764	$29,961
Asset management fees and expenses	$5,379	$2,426	$13,936	$4,989
Property management and leasing fees and expenses	$2,419	$959	$6,493	$2,264
Operating expenses	$553	$277	$1,663	$1,142
Financing coordination fees	$5,115	$3,043	$11,472	$5,567

Liquidation/Listing

If CR III Advisors or its affiliates provides a substantial amount of services, as determined by the Company’s independent directors, in connection with the sale of one or more properties, the Company will pay CR III Advisors or its affiliates up to one-half of the brokerage commission paid, but in no event to exceed an amount equal to 3% of the sales price of each property sold. In no event will the combined real estate commission paid to CR III Advisors, its affiliates and unaffiliated third parties exceed 6% of the contract sales price. In addition, after investors have received a return of their net capital contributions and an 8% cumulative, non-compounded annual return, then CR III Advisors is entitled to receive 15% of the remaining net sale proceeds.

Upon listing of the Company’s common stock on a national securities exchange, a fee equal to 15% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8% cumulative, non-compounded annual return to investors will be paid to CR III Advisors (the “Subordinated Incentive Listing Fee”).

Upon termination of the advisory agreement with CR III Advisors, other than termination by the Company because of a material breach of the advisory agreement by CR III Advisors, a performance fee of 15% of the amount, if any, by which the appraised asset value at the time of such termination plus total distributions paid to stockholders through the termination date exceeds the aggregate capital contribution contributed by investors less distributions from sale proceeds plus payment to investors of an 8% annual, cumulative, non-compounded return on capital. No subordinated performance fee will be paid to the extent that the Company has already paid or become obligated to pay CR III Advisors a subordinated participation in net sale proceeds or the Subordinated Incentive Listing Fee.

During the three and nine months ended September 30, 2011, and 2010, no commissions or fees were incurred for services provided by CR III Advisors and its affiliates related to the services described above.

Other

As of September 30, 2011 and December 31, 2010, $4.0 million and $804,000, respectively, had been incurred primarily for other organization and offering, operating and acquisition expenses by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company and were included in due to affiliates on the condensed consolidated balance sheets.

NOTE 12 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged or will engage CR III Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CR III Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

NOTE 13 – NEW ACCOUNTING PRONOUNCEMENTS

In December 2010, FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, (“ASU 2010-29”), which clarifies the manner in which pro forma disclosures are calculated and provides additional disclosure requirements regarding material nonrecurring adjustments recorded as a result of a business combination. ASU 2010-20 was effective for the Company beginning on January 1, 2011, and its provisions were applied to the pro forma information presented in Note 4 to these condensed consolidated unaudited financial statements. The adoption of ASU 2010-29 has not had a material impact on the Company’s consolidated financial statements.

In May 2011, FASB issued ASU 2011-04, Fair Value Measurements and Disclosures (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”), which converges guidance between GAAP and International Financial Reporting Standards (“IFRS”) on how to measure fair value and on what disclosures to provide about fair value measurements.  ASU 2011-04 is effective for the Company on January 1, 2012.  The adoption of ASU 2011-04 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2011, FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, (“ASU 2011-05”), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income.  ASU 2011-05 is effective for the Company on January 1, 2012.  The adoption of ASU 2011-05 is not expected to have a material impact on the Company’s consolidated financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
September 30, 2011

NOTE 14 — SUBSEQUENT EVENTS

Status of the Offerings

As of November 10, 2011, the Company had received $1.5 billion in gross offering proceeds through the issuance of approximately 147.1 million shares of its common stock in the Follow-on Offering (including shares issued pursuant to the Company’s DRIP).  As of November 10, 2011, approximately 115.7 million shares remained available for sale to the public in the Follow-on Offering, exclusive of shares available under the Company’s DRIP. Combined with the Initial Offering, the Company had received a total of $3.6 billion in gross offering proceeds as of November 10, 2011.

Subsequent to September 30, 2011, the Company redeemed approximately 1.0 million shares for $9.9 million.

Investment in Real Estate and Related Assets

Subsequent to September 30, 2011, the Company acquired a 100% interest in 15 commercial real estate properties for an aggregate purchase price of $119.8 million. The acquisitions were funded with net proceeds of the Offerings. The Company has not completed its initial purchase price allocations with respect to these properties and therefore cannot provide similar disclosures to those included in Note 4 to these condensed consolidated unaudited financial statements for these properties. Acquisition related expenses totaling $3.1 million were expensed as incurred. In addition, the Company purchased five CMBS bonds with a face amount of $82.0 million at a discounted price of $51.9 million.

Notes Payable and Credit Facility

Subsequent to September 30, 2011, the Company incurred $42.0 million of variable rate debt, effectively fixed at an interest rate of 4.62% per annum pursuant to a swap agreement.  This variable rate debt matures in December 2018.  The loan is secured by one commercial property with a purchase price of $76.4 million. Subsequent to September 30, 2011, no amounts had been drawn or repaid under the Credit Facility or the Marana JV Construction Facility.